EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended

March 31, 2024

Management’s Discussion and Analysis

GENERAL INFORMATION

The following is TFI International Inc.’s management discussion and analysis (“MD&A”). Throughout this MD&A, the terms “Company”, “TFI International” and “TFI” shall mean TFI International Inc., including its operating subsidiaries. This MD&A provides a comparison of the Company’s performance for its three-month period ended March 31, 2024 with the corresponding three-month period ended March 31, 2023 and it reviews the Company’s financial position as of March 31, 2024. It also includes a discussion of the Company’s affairs up to April 25, 2024, which is the date of this MD&A. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements as of March 31, 2024 and the audited consolidated financial statements and accompanying notes as at and for the year ended December 31, 2023.

In this document, all financial data are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) unless otherwise noted. All amounts are in United States dollars (U.S. dollars), and the term “dollar”, as well as the symbol “$”, designate U.S. dollars unless otherwise indicated. Variances may exist as numbers have been rounded. This MD&A also uses non-IFRS financial measures. Refer to the section of this report entitled “Non-IFRS Financial Measures” for a complete description of these measures.

The Company’s unaudited condensed consolidated interim financial statements have been approved by its Board of Directors (“Board”) upon recommendation of its audit committee on April 25, 2024. Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management point of view. Such disclosure is subject to reasonable constraints for maintaining the confidentiality of certain information that, if published, would probably have an adverse impact on the competitive position of the Company.

Additional information relating to the Company can be found on its website at www.tfiintl.com. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, annual and quarterly consolidated financial statements, annual report, annual information form, management proxy circular and the various press releases issued by the Company are also available on its website, or directly through the SEDAR system at www.sedar.com, or through the EDGAR system at www.sec.gov/edgar.shtml.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate and successfully integrate business acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of this MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Management’s Discussion and Analysis

SELECTED FINANCIAL DATA AND HIGHLIGHTS

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended March 31
	2024	2023	2022
Revenue before fuel surcharge	1,611,501	1,560,427	1,893,848
Fuel surcharge	259,314	289,750	297,671
Total revenue	1,870,815	1,850,177	2,191,519
Adjusted EBITDA[1]	268,350	264,206	329,954
Operating income	151,556	166,402	219,766
Net income	92,847	111,918	147,723
Adjusted net income[1]	105,510	116,483	157,575
Net cash from operating activities	200,689	232,134	137,691
Free cash flow[1]	137,163	195,707	91,771
Per share data
EPS – diluted	1.09	1.27	1.57
Adjusted EPS – diluted[1]	1.24	1.33	1.68
Dividends	0.40	0.35	0.27
As a percentage of revenue before fuel surcharge
Adjusted EBITDA margin[1]	16.7%	16.9%	17.4%
Depreciation of property and equipment	4.0%	3.8%	3.4%
Depreciation of right-of-use assets	2.2%	2.0%	1.7%
Amortization of intangible assets	1.1%	0.9%	0.8%
Operating margin[1]	9.4%	10.7%	11.6%
Adjusted operating ratio[1]	90.6%	89.7%	88.4%

Q1 Highlights

•
First quarter operating income of $151.6 million compares to $166.4 million the same quarter last year, primarily reflecting a weak freight and lower gains on sale of rolling stock and assets held for sale.
•
Net income of $92.8 million compares to $111.9 million in Q1 2023. Diluted earnings per share (diluted “EPS”) of $1.09 compares to $1.27 in Q1 2023.
•
Adjusted net income1, a non-IFRS measure, of $105.5 million compares to $116.5 million in Q1 2023.
•
Adjusted diluted EPS1, a non-IFRS measure, of $1.24 compares to $1.33 in Q1 2023.
•
Net cash from operating activities of $200.7 million compares to $232.1 million in Q1 2023.
•
Free cash flow1, a non-IFRS measure, of $137.2 million compares to $195.7 million in Q1 2023.
•
The Company’s reportable segments performed as follows:
o
Package and Courier operating income decreased 34% to $18.2 million on lower volumes due to freight market weakness;
o
Less-Than-Truckload operating income increased 15% to $66.9 million on higher tonnage and lower costs in the U.S., despite headwinds from the asset light operation, Ground at Freight Pricing ("GFP");
o
Truckload operating income decreased 41% to $41.5 million primarily on lower volumes; and
o
Logistics operating income increased 27% to $40.2 million benefiting from the August 2023 acquisition of JHT Holdings and strong operational execution across the rest of the business.
•
On March 18, 2024, the Board of Directors of TFI declared a quarterly dividend of $0.40 per share paid on April 15, 2024, a 14% increase over the quarterly dividend of $0.35 per share declared in Q1 2023. The annualized dividend1 represents 18.9% of the trailing twelve-month free cash flow.
•
During the quarter, TFI International acquired Hercules Forwarding, Inc., an LTL carrier with an emphasis on intra-US and US-to-Canada cross-border transportation. Subsequent to the quarter, TFI International acquired Daseke, Inc., the operating companies of which now operate as part of TFI's Truckload segment.
•
On March 22, 2024 the Company obtained a term loan of $500.0 million which was disbursed in the acquisition of Daseke, Inc. subsequent to the end of the first quarter.
•
During the first quarter, the Company returned $33.6 million of capital to its shareholders through quarterly dividends.

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS financial measures” section below.

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Management’s Discussion and Analysis

ABOUT TFI INTERNATIONAL

Services

TFI International is a North American leader in the transportation and logistics industry, operating in the United States, Canada, and Mexico. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following reportable segments:

•
Package and Courier ("P&C");
•
Less-Than-Truckload (“LTL”);
•
Truckload (“TL”);
•
Logistics.

Seasonality of operations

The activities conducted by the Company are subject to general demand for freight transportation. Historically, demand has been relatively stable with the weakest generally occurring during the first quarter. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise.

Human resources

As at March 31, 2024, the Company had 25,005 employees throughout TFI International’s various business segments across North America. This compares to 24,956 employees as at March 31, 2023. The year-over-year increase of 49 employees is attributable to business acquisitions that added 2,662 employees offset by rationalizations affecting 2,613 employees mainly in the LTL and TL segments. The Company believes that it has a relatively low turnover rate among its employees in Canada, and a normal turnover rate in the U.S. comparable to other U.S. carriers, and that its employee relations are very good.

Equipment

The Company is a significant transportation provider throughout North America. As at March 31, 2024, the Company had 11,051 trucks, 33,771 trailers and 7,411 independent contractors. This compares to 11,873 trucks, 34,961 trailers and 7,158 independent contractors as at March 31, 2023.

Facilities

TFI International’s head office is in Montréal, Québec and its executive office is in Etobicoke, Ontario. As at March 31, 2024, the Company had 620 facilities, as compared to 551 facilities as at March 31, 2023. Of these 620 facilities, 347 are located in the United States and 273 are located in Canada. In the last twelve months, 101 facilities were added from business acquisitions, and 32 facilities were eliminated through terminal consolidation, mainly in the LTL and Logistics segments.

Customers

The Company has a diverse customer base across a broad cross-section of industries with no single client accounting for more than 5% of consolidated revenue. Because of its customer diversity, as well as the wide geographic scope of the Company’s service offerings and the range of segments in which it operates, a downturn in the activities of an individual customer or customers in a particular industry would not be expected to have a material adverse impact on operations. The Company has forged strategic partnerships with other transport companies in order to extend its service offerings to customers across North America.

Revenue by Top Customers' Industry (58% of total revenue in the year ended December 31, 2023)
Retail	24%
Manufactured Goods	14%
Automotive	12%
Building Materials	12%
Metals & Mining	7%
Food & Beverage	8%
Services	5%
Chemicals & Explosives	4%
Forest Products	3%
Energy	3%
Maritime Containers	1%
Waste Management	1%
Others	6%

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Management’s Discussion and Analysis

CONSOLIDATED RESULTS

This section provides general comments on the consolidated results of operations. A more detailed analysis is provided in the “Segmented Results” section.

2024 business acquisitions

In line with its growth strategy, the Company acquired three businesses during 2024.

On January 16, 2024, TFI International acquired Sharp Trucking Services Ltd. (“Sharp”). Based in Alberta, Canada, Sharp offers bulk transportation and specialized equipment hauling with an emphasis on serving the Canadian mining sector, and is reported in the Truckload segment.

On March 11, 2024, TFI International acquired Hercules Forwarding, Inc. (“Hercules”). Hercules focuses on direct shipper customers across diverse end markets with an emphasis on intra-US and US-to-Canada cross-border transportation, and is reported in the Less-Than-Truckload segment.

On March 15, 2024, TFI International acquired 1660513 Ontario Inc. ("LJW Tank Lines"). Based out of Oakville, Ontario, LJW Tank Lines specializes in the transportation of food-grade liquids between Quebec, Ontario and the Northeastern United States, and is reported in the Truckload segment.

Revenue

For the three months ended March 31, 2024, total revenue was $1,870.8 million, compared to $1,850.2 million in Q1 2023. The increase was mainly attributable to contributions from business acquisitions of $230.2 million partially offset by a weakened market which resulted in weaker volumes and pricing decreases, particularly in the TL segment.

Operating expenses

For the three months ended March 31, 2024, the Company’s operating expenses increased by $35.5 million, to $1,719.3 million, from $1,683.8 million in Q1 2023. This increase was due to an increase from business acquisitions of $212.1 million offset partially by a decrease in operating expenses from existing operations of $176.7 million, as revenues decreased.

For the three months ended March 31, 2024, materials and services expenses, net of fuel surcharge, increased by $29.0 million, to $679.5 million from $650.5 million in the same period last year due primarily to an increase from business acquisitions of $101.4 million, partially offset by a decrease in revenues.

For the three months ended March 31, 2024, personnel expense increased 4% to $562.6 million from $542.3 million in Q1 2023. The increase is attributable primarily to an increase from business acquisitions of $61.0 million offset by reduced expenses in response to the decline in revenues and the ability of the Company to quickly adjust to demand levels.

Other operating expenses, which are primarily comprised of costs related to office and terminal rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses, decreased by $7.6 million, or 7%, for the three months ended March 31, 2024, as compared to the same period last year, despite increased costs from business acquisitions of $8.6 million which were partially offset by a reduction of spending due to a decline in revenues.

Gains on the sale of and impairment on assets held for sale decreased by $6.0 million from gains of properties in Q1 2023. Gains on the sale of rolling stock and equipment decreased by $4.4 million due to a softer equipment resale market.

Operating income

For the three months ended March 31, 2024, the Company’s operating income was $151.6 million compared to $166.4 million during the same quarter in 2023. The decrease is primarily attributable to a weaker freight market and the impact of a decrease in gains from assets held for sale and sale of rolling stock and equipment of $10.4 million.

Management’s Discussion and Analysis

Finance income and costs

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
Finance costs (income)	2024	2023
Interest expense on long-term debt	22,451	11,904
Interest expense on lease liabilities	5,055	3,788
Interest income	(5,152)	(1,362)
Net change in fair value and accretion expense of contingent considerations	31	50
Net foreign exchange (gain) loss	1,268	(348)
Others	3,676	3,097
Net finance costs	27,329	17,129

Interest expense on long-term debt

Interest expense on long-term debt for the three-month period ended March 31, 2024 increased by $10.5 million as compared to the same quarter last year as the average level of debt rose from $1.32 billion to $1.94 billion due to the new debts from the second half of 2023, and the average rate also increased from 3.61% to 4.64%.

Net foreign exchange gain or loss and net investment hedge

The Company designates as a hedge a portion of its U.S. dollar denominated debt held against its net investments in U.S. operations. This accounting treatment allows the Company to offset the designated portion of foreign exchange gain (or loss) of its debt against the foreign exchange loss (or gain) of its net investments in U.S. operations and present them in other comprehensive income. Net foreign exchange gains or losses recorded in income or loss are attributable to the translation of the U.S. dollar portion of the Company’s credit facilities not designated as a hedge and to the translation of other financial assets and liabilities denominated in currencies other than the functional currency. For the three-month period ended March 31, 2024, a loss of $36.1 million of foreign exchange variations (a loss of $36.1 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the three-month period ended March 31, 2023, a gain of $3.1 million of foreign exchange variations (a gain of $3.0 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

Income tax expense

For the three months ended March 31, 2024, the Company’s effective tax rate was 25.3%. The income tax expense of $31.4 million reflects a $1.5 million favorable variance versus an anticipated income tax expense of $32.9 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is due to a favorable variation from tax deductions and tax-exempt income of $3.6 million and partially offset by an unfavorable variation from non-deductible expenses of $0.9 million.

Net income and adjusted net income

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended March 31
	2024	2023	2022
Net income	92,847	111,918	147,723
Amortization of intangible assets related to business acquisitions	16,012	12,692	13,097
Net change in fair value and accretion expense of contingent considerations	31	50	(43)
Net foreign exchange (gain) loss	1,268	(348)	307
Gain, net of impairment, on sale of land and buildings and assets held for sale	(215)	(6,230)	(44)
Tax impact of adjustments	(4,433)	(1,599)	(3,465)
Adjusted net income[1]	105,510	116,483	157,575
Adjusted EPS – basic[1]	1.25	1.35	1.71
Adjusted EPS – diluted[1]	1.24	1.33	1.68

For the three months ended March 31, 2024, TFI International’s net income was $92.8 million as compared to $111.9 million in Q1 2023. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $105.5 million as compared to $116.5 million in Q1 2023, a decrease of 9% or $11.0 million. Adjusted EPS1, fully diluted, of $1.24 compared to $1.33 in Q1 2023.

1 This is a non-IFRS. For the reconciliation, refer to the “Non-IFRS financial measures” section below.

Management’s Discussion and Analysis

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended March 31, 2024
Revenue before fuel surcharge[1]	103,180	680,696	397,732	441,905	—	(12,012)	1,611,501
% of total revenue[2]	7%	43%	25%	25%			100%
Adjusted EBITDA[3]	24,543	112,878	90,444	55,413	(14,928)	—	268,350
Adjusted EBITDA margin[3,4]	23.8%	16.6%	22.7%	12.5%			16.7%
Operating income (loss)	18,155	66,875	41,464	40,182	(15,120)	—	151,556
Operating margin[3,4]	17.6%	9.8%	10.4%	9.1%			9.4%
Total assets less intangible assets[3]	163,838	2,186,986	1,147,227	351,367	975,810	—	4,825,228
Net capital expenditures[3]	2,284	28,197	6,375	589	153	—	37,598
Three months ended March 31, 2023
Revenue before fuel surcharge[1]	112,560	690,862	414,125	355,251	—	(12,371)	1,560,427
% of total revenue[2]	8%	46%	27%	20%			100%
Adjusted EBITDA[3]	33,725	94,948	114,969	41,493	(20,929)	—	264,206
Adjusted EBITDA margin[3,4]	30.0%	13.7%	27.8%	11.7%			16.9%
Operating income (loss)	27,323	57,940	70,496	31,710	(21,067)	—	166,402
Operating margin[3,4]	24.3%	8.4%	17.0%	8.9%			10.7%
Total assets less intangible assets[3]	168,470	2,085,279	1,047,013	259,402	288,609		3,848,773
Net capital expenditures[3]	2,624	40,056	(6,210)	101	52	—	36,623

1 Includes intersegment revenue.

2 Segment revenue including fuel surcharge and intersegment revenue to consolidated revenue including fuel surcharge and intersegment revenue.

3 This is a non-IFRS measures. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

4 As a percentage of revenue before fuel surcharge.

Management’s Discussion and Analysis

Package and Courier

(unaudited)	Three months ended March 31
(in thousands of U.S. dollars)	2024	%	2023	%
Total revenue	128,644		145,204
Fuel surcharge	(25,464)		(32,644)
Revenue	103,180	100.0%	112,560	100.0%
Materials and services expenses (net of fuel surcharge)	39,497	38.3%	38,648	34.3%
Personnel expenses	31,863	30.9%	34,058	30.3%
Other operating expenses	7,250	7.0%	6,921	6.1%
Depreciation of property and equipment	3,105	3.0%	3,045	2.7%
Depreciation of right-of-use assets	3,127	3.0%	3,199	2.8%
Amortization of intangible assets	156	0.2%	158	0.1%
(Gain) loss on sale of rolling stock and equipment	29	0.0%	(133)	-0.1%
Gain on derecognition of right-of-use assets	(2)	-0.0%	(659)	-0.6%
Operating income	18,155	17.6%	27,323	24.3%
Adjusted EBITDA[1]	24,543	23.8%	33,725	30.0%
Return on invested capital[1]		25.7%		31.5%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

Operational data
(unaudited)	Three months ended March 31
(Revenue in U.S. dollars)	2024	2023	Variance	%
Revenue per pound (including fuel)	$0.49	$0.49	—	—
Revenue per pound (excluding fuel)	$0.39	$0.38	$0.01	2.6%
Revenue per package (including fuel)	$6.85	$7.47	$(0.62)	-8.3%
Revenue per package (excluding fuel)	$5.50	$5.79	$(0.29)	-5.0%
Tonnage (in thousands of metric tons)	120	136	(16)	-11.8%
Packages (in thousands)	18,776	19,434	(658)	-3.4%
Average weight per package (in lbs.)	14.09	15.42	(1.33)	-8.6%
Vehicle count, average	968	1,007	(39)	-3.9%
Weekly revenue per vehicle (incl. fuel, in thousands of U.S. dollars)	$10.22	$11.09	$(0.87)	-7.8%

Revenue

For the three months ended March 31, 2024, revenue decreased by $9.4 million or 8%, from $112.6 million in 2023 to $103.2 million in 2024. This decrease is primarily attributable to a decrease of 8.6% in the average weight per package which resulted in a 5.0% decrease in revenue per package (excluding fuel surcharge) despite a 2.6% increase in revenue per pound (excluding fuel surcharge). In addition, there was a decrease in volume as there was a 3.4% decrease in packages due to a decline in overall market demand.

Operating expenses

For the three months ended March 31, 2024, materials and services expenses, net of fuel surcharge revenue, increased $0.8 million, or 2%, due to a decrease of $7.2 million in fuel surcharge revenue partially offset by a decrease of $5.1 million in external labor and sub-contractor costs. Personnel expenses decreased $2.2 million, or 6%, mostly explained by a decrease in direct labor from lower volumes.

Operating income

Operating income for the three months ended March 31, 2024, decreased by $9.2 million, or 34%, compared to the first quarter of 2023. The operating margin was 17.6% in the first quarter of 2024 compared to 24.3% for the same period in 2023.

Return on invested capital, a non-IFRS measure, decreased 580 basis points, from 31.5% in the trailing twelve months ended March 31, 2023, to 25.7% in the trailing twelve months ended March 31, 2024, mainly due to a decrease of $30.4 million in trailing twelve-month net operating income.

Management’s Discussion and Analysis

Less-Than-Truckload

(unaudited)	Three months ended March 31
(in thousands of U.S. dollars)	2024	%	2023	%
Total revenue	818,545		848,738
Fuel surcharge	(137,849)		(157,876)
Revenue	680,696	100.0%	690,862	100.0%
Materials and services expenses (net of fuel surcharge)	200,305	29.4%	201,256	29.1%
Personnel expenses	315,397	46.3%	335,321	48.5%
Other operating expenses	52,939	7.8%	61,210	8.9%
Depreciation of property and equipment	34,903	5.1%	30,037	4.3%
Depreciation of right-of-use assets	9,004	1.3%	7,758	1.1%
Amortization of intangible assets	2,309	0.3%	2,087	0.3%
Gain on sale of rolling stock and equipment	(871)	-0.1%	(1,797)	-0.3%
(Gain) loss on derecognition of right-of-use assets	48	0.0%	(76)	-0.0%
Gain, net of impairment, on sale of land and
buildings and assets held for sale	(213)	-0.0%	(2,874)	-0.4%
Operating income	66,875	9.8%	57,940	8.4%
Adjusted EBITDA[1]	112,878	16.6%	94,948	13.7%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

Operational data
(unaudited)	Three months ended March 31
(Revenue in U.S. dollars)	2024	2023	Variance	%
U.S. LTL
Revenue (in thousands of dollars)	484,314	460,343	23,971	5.2%
GFP Revenue (in thousands of dollars)	67,327	109,104	(41,777)	-38.3%
FSC Revenue (in thousands of dollars)	103,512	120,840	(17,328)	-14.3%
Adjusted Operating Ratio[2]	92.6%	95.7%
Revenue per hundredweight (excluding fuel)[1]	$28.90	$29.47	$(0.57)	-1.9%
Revenue per shipment (excluding fuel)[1]	$349.43	$313.37	$36.06	11.5%
Revenue per hundredweight (including fuel)[1]	$35.08	$37.21	$(2.13)	-5.7%
Revenue per shipment (including fuel)[1]	$424.11	$395.63	$28.48	7.2%
Tonnage (in thousands of tons)[1]	838	781	57	7.3%
Shipments (in thousands)[1]	1,386	1,469	(83)	-5.7%
Average weight per shipment (in lbs)[1]	1,209	1,063	146	13.7%
Average length of haul (in miles)[1]	1,153	1,088	65	6.0%
Cargo claims (% revenue)	0.7%	0.7%
Vehicle count, average[3]	3,836	4,305	(469)	-10.9%
Truck age[4]	4.6	5.0	(0.4)	-8.0%
Business days	64	64	—	—
Return on invested capital[2]	15.2%	17.4%
Canadian LTL
Revenue (in thousands of dollars)	134,918	124,812	10,106	8.1%
FSC Revenue (in thousands of dollars)	35,408	38,223	(2,815)	-7.4%
Adjusted Operating Ratio[2]	80.9%	75.5%
Revenue per hundredweight (excluding fuel)	$10.81	$10.56	$0.25	2.4%
Revenue per shipment (excluding fuel)	$231.82	$234.61	$(2.79)	-1.2%
Revenue per hundredweight (including fuel)[1]	$13.65	$13.79	$(0.14)	-1.0%
Revenue per shipment (including fuel)[1]	$292.66	$306.46	$(13.80)	-4.5%
Tonnage (in thousands of tons)	624	591	33	5.6%
Shipments (in thousands)	582	532	50	9.4%
Average weight per shipment (in lbs)	2,144	2,222	(78)	-3.5%
Average length of haul (in miles)	761	826	(65)	-7.9%
Cargo claims (% revenue)	0.2%	0.3%
Vehicle count, average	907	802	105	13.1%
Truck age	4.3	4.8	(0.5)	-10.4%
Business days	62	63	(1)	-1.6%
Return on invested capital[2]	19.1%	23.2%
[1] Operational statistics exclude figures from Ground Freight Pricing (“GFP”).
[2] This is a non-IFRS measure. For a reconciliation please refer to the “Non-IFRS and Other Financial Measures” section below.
3 As at March 31, 2024 the active vehicle count was 3,239 (December 31, 2023 - 3,364)
[4] The truck age for U.S. LTL operations has been presented for active trucks.

Management’s Discussion and Analysis

Revenue

For the three months ended March 31, 2024, revenue decreased by $10.2 million to $680.7 million. This decrease is a combination of a $41.8 million reduction in GFP revenue due to lower volumes, an increase of $24.0 million in US LTL revenue, of which $10.0 million are from business acquisitions and an increase of $10.1 million in Canadian LTL operations, of which $15.3 million are from business acquisitions.

The increase in U.S. LTL revenue was primarily driven by an increase of 7.3% in tonnage and an increase of 11.5% in revenue per shipment (excluding fuel) partly offset by a reduction of 5.7% in shipment count. The decrease in U.S. LTL volume and increase in revenue per shipment was primarily driven by an effort to improve the quality of freight. The decrease in existing Canadian LTL revenue was caused by a 9.4% increase in shipments which was partly offset by a revenue per shipment (excluding fuel) decrease of 1.2%.

Operating expenses

For the three months ended March 31, 2024, materials and services expenses, net of fuel surcharge revenue decreased $1.0 million, or 1%, attributable mostly to a $28.9 million reduction in sub-contractor costs related to lower volume, partially offset by a $20.1 million reduction in fuel surcharge revenue. The upside from the reduction in vehicle count and modernization of the fleet has yet to fully materialize in the rolling stock maintenance & repair costs, which saw an increase of $5.7 million.

Personnel expenses decreased $19.9 million, or 6%, mostly from a $19.8 million reduction in U.S. direct and administrative salaries caused by the reduction of volume in the quarter and lower pension service cost and a reduction of $9.4 million in severance partly offset by an increase from business acquisitions of $9.9 million.

Other operating expenses decreased by $8.3 million, or 14% attributable mostly to a $6.9 million reduction in IT service charges and a reduction of $2.7 million in facilities costs, partly offset by an increase from business acquisitions of $2.6 million.

Depreciation of property and equipment increased $4.9 million, or 16%, with $3.9 million attributable to a higher equipment and rolling stock depreciation in U.S. LTL operations.

As of March 31, 2024, the LTL segment’s terminals had 13,415 doors, of which 10,519 are owned, a total increase of 640 doors versus last quarter, mostly from the acquisition of Hercules and two terminal acquisitions.

Operating income

Operating income for the three months ended March 31, 2024, increased $8.9 million to $66.9 million. Adjusted operating ratio, a non-IFRS measure, of Canadian LTL operations increased to 80.9% in the first quarter of 2024, as compared to 75.5% for the same period in 2023. Adjusted operating ratio of the U.S. LTL operations decreased to 92.6% in the first quarter of 2024, as compared to 95.7% for the same period in 2023.

Return on invested capital, a non-IFRS measure, of the Canadian based LTL operations was 19.1% for the 12 months ended on March 31, 2024, a 410 basis point decrease from 23.2% in the previous 12 month period. Return on invested capital, a non-IFRS measure, of the U.S. LTL operations was 15.2%, a 220 basis point decrease from 17.4% in the previous 12 month period.

Management’s Discussion and Analysis

Truckload

(unaudited)	Three months ended March 31
(in thousands of U.S. dollars)	2024	%	2023	%
Total revenue	469,595		500,095
Fuel surcharge	(71,863)		(85,970)
Revenue	397,732	100.0%	414,125	100.0%
Materials and services expenses (net of fuel surcharge)	166,504	41.9%	175,888	42.5%
Personnel expenses	128,692	32.4%	114,920	27.8%
Other operating expenses	15,064	3.8%	14,696	3.5%
Depreciation of property and equipment	24,431	6.1%	25,473	6.2%
Depreciation of right-of-use assets	18,478	4.6%	16,655	4.0%
Amortization of intangible assets	6,037	1.5%	5,722	1.4%
Gain on sale of rolling stock and equipment	(2,965)	-0.7%	(6,276)	-1.5%
Gain on derecognition of right-of-use assets	(7)	-0.0%	(72)	-0.0%
(Gain) loss on sale of land and buildings and assets
held for sale	34	0.0%	(3,377)	-0.8%
Operating income	41,464	10.4%	70,496	17.0%
Adjusted EBITDA[1]	90,444	22.7%	114,969	27.8%

Operational data	Three months ended March 31
(unaudited)	2024	2023	Variance	%
Specialized TL
Revenue (in thousands of U.S. dollars)	278,468	279,415	(947)	-0.3%
Brokerage revenue (in thousands of U.S. dollars)	42,698	56,744	(14,046)	-24.8%
FSC (in thousands of U.S. dollars)	57,904	69,865	(11,961)	-17.1%
Adjusted operating ratio[1]	89.2%	84.5%
Revenue per truck per week (excluding fuel)	$4,187	$4,170	$17	0.4%
Revenue per truck per week (including fuel)	$5,057	$5,212	$(155)	-3.0%
Truck count, average	3,928	3,985	(57)	-1.4%
Trailer count, average	10,134	10,627	(493)	-4.9%
Truck age	3.4	3.5	(0.1)	-2.9%
Trailer age	12.2	12.0	0.2	1.7%
Number of owner operators, average	1,188	1,170	18	1.5%
Return on invested capital[1]	9.5%	14.1%
Canadian based Conventional TL
Revenue (in thousands of U.S. dollars)	51,596	53,829	(2,233)	-4.1%
Brokerage revenue (in thousands of U.S. dollars)	26,885	23,772	3,113	13.1%
FSC (in thousands of U.S. dollars)	14,185	15,715	(1,530)	-9.7%
Adjusted operating ratio[1]	91.2%	81.2%
Total mileage (in thousands)	25,326	24,971	355	1.4%
Revenue per mile (excluding fuel)[2]	$2.04	$2.16	$(0.12)	-5.5%
Revenue per mile (including fuel)[2]	$2.60	$2.78	$(0.18)	-6.7%
Revenue per truck per week (excluding fuel)	$3,096	$3,484	$(388)	-11.2%
Revenue per truck per week (including fuel)	$3,947	$4,502	$(555)	-12.3%
Truck count, average	1,018	949	69	7.2%
Trailer count, average	3,650	3,740	(90)	-2.4%
Truck age	3.1	3.2	(0.1)	-3.1%
Trailer age	7.9	7.5	0.4	5.3%
Number of owner operators, average	264	239	25	10.5%
Return on invested capital[1]	10.4%	21.3%
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
[2] The revenue per mile calculation excludes brokerage revenues

During Q1 2024, Sharp and LJW were acquired and incorporated into the TL segment.

Revenue

For the three months ended March 31, 2024, revenue decreased by $16.4 million, or 4%, from $414.1 million in Q1 2023 to $ 397.7 million in Q1 2024. This decrease was primarily due to a decrease in revenue from existing operations of $52.1 million, partially offset by contributions from business acquisitions of $35.7 million. Brokerage revenue for the TL segment was $69.6 million down 14% from $80.5 million in the same prior year period. The revenue for Specialized TL decreased by $15.0 million, or 5%, compared to the prior year period, due to an organic decline of $41.7 million mostly offset by contributions from business acquisitions of $26.7 million. For Canadian based conventional TL operations, revenue decreased by $0.9 million, or 1%, compared to the same prior year period, made up of a $9.9 million decline in revenue from existing operations, mostly offset by contributions from business acquisitions of $9.0 million. Revenue per truck excluding fuel surcharge decreased 11.2% in Q1 2024 compared to Q1 2023, made up of a 5.5% decline in revenue per mile and a 6.0% decline in miles per truck.

Management’s Discussion and Analysis

Operating expenses

For the three months ended March 31, 2024, operating expenses, net of fuel surcharge, increased by $12.6 million, or 4%, from $343.6 million in Q1 2023 to $356.3 million in Q1 2024. This is mainly due to a decrease in operating expenses, net of fuel surcharge, from existing truckload operations of $21.2 million offset by an increase of $33.8 million in operating expenses, net of fuel surcharge, from business acquisitions.

Operating income

Operating income for the TL segment was $41.5 million for the three months ended March 31, 2024, down 41% from $70.5 million in the first quarter of 2023. The decrease in operating income was mainly due to a $3.4 million gain on assets held for sale in 2023, a $3.3 million lower gain on sale of equipment, as well as lower volumes coming from a softer market and lower contribution from brokerage. Contributions to operating income from business acquisitions were $1.9 million.

Return on invested capital, a non-IFRS measure, for the Specialized TL segment decreased to 9.5% from 14.1% in the same prior year period. Return on invested capital, a non-IFRS measure, for Canadian based Conventional TL was 10.4%, down from 21.3% for the same prior year period. The decrease is attributable to lower operating income coupled with higher deployed capital from business acquisitions.

Logistics

(unaudited)	Three months ended March 31
(in thousands of U.S. dollars)	2024	%	2023	%
Total revenue	468,609		370,826
Fuel surcharge	(26,704)		(15,575)
Revenue	441,905	100.0%	355,251	100.0%
Materials and services expenses (net of fuel surcharge)	289,968	65.6%	252,695	71.1%
Personnel expenses	71,176	16.1%	35,352	10.0%
Other operating expenses	25,361	5.7%	25,717	7.2%
Depreciation of property and equipment	1,943	0.4%	388	0.1%
Depreciation of right-of-use assets	4,633	1.0%	3,823	1.1%
Amortization of intangible assets	8,691	2.0%	5,572	1.6%
Gain on sale of rolling stock and equipment	(4)	-0.0%	(6)	-0.0%
Gain on derecognition of right-of-use assets	(9)	-0.0%	—	—
Gain on sale of land and building	(36)	-0.0%	—	—
Operating income	40,182	9.1%	31,710	8.9%
Adjusted EBITDA[1]	55,413	12.5%	41,493	11.7%
Return on invested capital[1]	19.2%		19.3%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

Revenue

For the three months ended March 31, 2024, revenue increased by $86.7 million, or 24%, from $355.3 million in 2023 to $441.9 million in 2024. The increase was due to contributions from business acquisitions of $142.0 million partially offset by a decrease in revenue from existing operations of $55.4 million, mostly attributable to the 3PL volumes.

Approximately 85% (2023 – 78%) of the Logistics segment’s revenues in the quarter were generated from operations in the U.S. and approximately 15% (2023 – 22%) were generated from operations in Canada.

Operating expenses

For the three months ended March 31, 2024, total operating expenses, net of fuel surcharge increased by $78.2 million, or 24% relative to the same prior year period, from $323.5 million to $401.7 million. The increase in total operating expenses, net of fuel surcharge, was mostly from business acquisitions of $125.6 million partially offset by a decrease in existing operations of $47.3 million. Materials and services expenses increased by $37.3 million from which $79.4 million comes from business acquisition offset by $42.2 million decrease related to the 3PL volume. Personnel expenses increased $35.8 million, mainly due to business acquisitions of $37.6 million offset partially by a reduction to headcount and commissions in some divisions.

Operating income

Operating income for the three months ended March 31, 2024, increased by $8.5 million, or 27%, from $31.7 million to $40.2 million. The increase was due primarily from business acquisitions. The return on invested capital of 19.2% compared to 19.3% in the same prior year period.

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023
Sources of cash:
Net cash from operating activities	200,689	232,134
Proceeds from sale of property and equipment	12,770	24,715
Proceeds from sale of assets held for sale	1,243	15,106
Net variance in cash and bank indebtedness	—	10,617
Net proceeds from long-term debt	607,737	—
Others	22,671	10,185
Total sources	845,110	292,757
Uses of cash:
Purchases of property and equipment	77,539	76,248
Business combinations, net of cash acquired	108,961	84,743
Net variance in cash and bank indebtedness	559,368	—
Net repayment of long-term debt	—	13,495
Repayment of lease liabilities	34,576	31,335
Dividends paid	33,632	30,319
Repurchase of own shares	—	5,996
Others	31,034	50,621
Total usage	845,110	292,757

Cash flow from operating activities

For the three-month period ended March 31, 2024, net cash from operating activities decreased by 14% to $200.7 million from $232.1 million in 2023. This decrease was primarily due to a decrease in non-cash working capital of $85.8 million, resulting primarily from an increase in sales which increased the accounts receivable balance. This was partially offset by a decrease in income taxes paid of $51.4 million, as there were significant payments made in Q1 2023 for the 2022 income taxes.

Cash flow used in investing activities

Property and equipment

The following table presents the additions of property and equipment by category for the three-month periods ended March 31, 2024 and 2023.

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023
Additions to property and equipment:
Purchases as stated on cash flow statements	77,539	76,248
Non-cash adjustments	—	(1,316)
	77,539	74,932
Additions by category:
Land and buildings	25,967	13,572
Rolling stock	40,328	56,539
Equipment	11,244	4,821
	77,539	74,932

The Company invests in new equipment to maintain its quality of service while minimizing maintenance costs. Its capital expenditures reflect the level of reinvestment required to keep its equipment in good order and to maintain a strategic allocation of its capital resources.

Management’s Discussion and Analysis

In the normal course of activities, the Company constantly renews its rolling stock equipment generating regular proceeds and gain or loss on disposition. The following table indicates the proceeds and gains or losses from sale of property and equipment and assets held for sale by category for the three-month periods ended March 31, 2024 and 2023.

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023
Proceeds by category:
Land and buildings	39	15,084
Rolling stock	13,974	24,612
Equipment	—	125
	14,013	39,821
Gains (losses) by category:
Land and buildings	37	6,230
Rolling stock	4,017	8,187
Equipment	(28)	46
	4,026	14,463

Business acquisitions

For the three-month period ended March 31, 2024, cash used in business acquisitions, net of cash acquired, totaled $109.0 million to acquire three businesses. Refer to the section of this report entitled “2024 business acquisitions". Further information can be found in note 5 of the March 31, 2024, unaudited condensed consolidated interim financial statements.

Purchase and sale of investments

For the three-month period ended March 31, 2024, proceeds of $19.1 million were received from the sale of investments as compared to $3.5 million received in 2023. These investments were previously elected to be measured at fair value through OCI.

Cash flow used in financing activities

Debt

On March 22, 2024, the Group amended its revolving credit facility, including the addition of a $500.0 million term loan and an extension. Under the new amendment, the revolving credit facility was extended to March 22, 2027. The new agreement also provides the Company with a non-revolving term loan for $500.0 million maturing in 1 to 3 years, $100.0 million each in year one and year two, and $300.0 million in year three. Based on certain ratios, the interest rate on the term loan is the sum of SOFR, plus an applicable margin, which can vary between 128 basis points and 190 basis points. The applicable margin on the credit facility is currently 1.4%. Deferred financing fees of $1.3 million were recognized on the increase.

NCIB on common shares

Pursuant to the renewal of the normal course issuer bid (“NCIB”), which began on November 2, 2023, and ends on November 1, 2024, the Company is authorized to repurchase for cancellation up to a maximum of 7,161,046 of its common shares under certain conditions. As at March 31, 2024, and since the inception of this NCIB, the Company has repurchased and cancelled 785,140 common shares.

For the three-month period ended March 31, 2024, the Company did not repurchase any common shares (as compared to 59,800 at a weighted average price of $100.27 for a total purchase price of $6.0 million during the same period in 2023).

Free cash flow1

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023	2022
Net cash from operating activities	200,689	232,134	137,691
Additions to property and equipment	(77,539)	(76,248)	(89,835)
Proceeds from sale of property and equipment	12,770	24,715	43,915
Proceeds from sale of assets held for sale	1,243	15,106	—
Free cash flow	137,163	195,707	91,771

The Company's objectives when managing its cash flow from operations are to ensure proper capital investment in order to provide stability and competitiveness for its operations, to ensure sufficient liquidity to pursue its growth strategy, and to undertake selective business acquisitions within a sound capital structure and solid financial position.

1 This is a non-IFRS measure. Refer to the “Non-IFRS financial measures” section below

Management’s Discussion and Analysis

For the three-month period ended March 31, 2024, the Company generated free cash flow of $137.2 million, compared to $195.7 million in 2023, which represents a year-over-year decrease of $58.5 million. This decrease was due to reduced net cash from operating activities of $31.4 million as well as reductions in proceeds from the from the sale of property and equipment and assets held for sale of $25.8 million. The decrease in proceeds from the sale of property and equipment was due to less sales of equipment primarily attributable to a softer equipment resale market. The decrease in proceeds from assets held for sale is due to no properties being sold in 2024 as compared to three in 2023.

Free cash flow conversion1, which measures the level of capital employed to generate earnings, for the three-month period ended March 31, 2024, of 86.0% compares to 86.1% in the same prior year period.

Based on the March 31, 2024, closing share price of $159.46, free cash flow1 generated by the Company in the preceding twelve months ($717.4 million, or $8.48 per share) represented a yield of 5.3%. Based on the March 31, 2023, closing share price of $119.29, free cash flow1 generated by the Company in the preceding twelve months ($984.8 million, or $11.35 per share outstanding) represented a yield of 9.5%.

Financial position

(unaudited) (in thousands of U.S. dollars)	As at March 31, 2024	As at December 31, 2023
Intangible assets	2,075,644	2,019,301
Total assets, less intangible assets[1]	4,825,228	4,264,319
Long-term debt	2,487,361	1,884,182
Lease liabilities	457,144	460,158
Shareholders' equity	2,587,444	2,591,410
[1] This is a non-IFRS measure. For a reconciliation refer to the “Non-IFRS financial measures” section below.

As compared to December 31, 2023, the Company’s financial position has been impacted primarily by the $500.0 million of new debt and corresponding cash obtained prior to the end of the quarter for the subsequent business acquisition of Daseke.

Contractual obligations, commitments, contingencies and off-balance sheet arrangements

The following table indicates the Company’s contractual obligations, excluding purchase commitments, with their respective maturity dates at March 31, 2024, including future interest payments.

(unaudited) (in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Unsecured revolving facility – March 2027	139,292	—	139,292	—	—
Unsecured term loan – March 2027	500,000	100,000	400,000	—	—
Unsecured debenture – December 2024	147,710	147,710	—	—	—
Unsecured senior notes – December 2026 to October 2043	1,655,000	—	150,000	150,000	1,355,000
Conditional sales contracts	46,302	20,104	23,813	2,385	—
Lease liabilities	457,144	128,624	180,024	81,518	66,978
Other long-term debt	4,604	358	4,246	—	—
Interest on debt and lease liabilities	860,357	105,167	243,234	133,688	378,269
Total contractual obligations	3,810,409	501,963	1,140,609	367,591	1,800,247

On March 22, 2024, the Group amended its revolving credit facility, including the addition of a $500.0 million term loan and an extension. Under the new amendment, the revolving credit facility was extended to March 22, 2027. The new amendment also provides the Company with a non-revolving term loan for $500.0 million maturing in 1 to 3 years, $100.0 million each in year one and year two, and $300.0 million in year three. Based on certain ratios, the interest rate on the term loan is the sum of SOFR, plus an applicable margin, which can vary between 128 basis points and 190 basis points. The applicable margin on the credit facility is currently 1.4%. Deferred financing fees of $1.3 million were recognized on the increase.

The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of IFRS 16 Leases:

(unaudited) Covenants	Requirements	As at March 31, 2024
Funded debt-to- EBITDA ratio [ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	1.56
EBITDAR Coverage Ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	5.33

As at March 31, 2024, the Company had $120.8 million of outstanding letters of credit ($106.2 million on December 31, 2023).

As at March 31, 2024, the Company had $80.9 million of purchase commitments and $48.5 million of purchase orders that the Company intends to enter into a lease (December 31, 2023 – $62.3 million and $44.4 million, respectively).

Management’s Discussion and Analysis

Dividends and outstanding share data

Dividends

The Company declared $33.8 million in dividends, or $0.40 per common share, in the first quarter of 2024. On April 25, 2024, the Board of Directors approved a quarterly dividend of $0.40 per outstanding common share of the Company’s capital, for an expected aggregate payment of $33.8 million to be paid on July 15, 2024, to shareholders of record at the close of business on June 28, 2024.

Outstanding shares and share-based awards

A total of 84,555,210 common shares were outstanding as at March 31, 2024 (December 31, 2023 – 84,441,733). There was no material change in the Company’s outstanding share capital between March 31, 2024 and April 25, 2024. The average diluted shares for the three months ended March 31, 2024, were 85,348,043 shares as compared to 87,914,259 shares in the same prior year period. This reduction is due to share repurchases and cancellations.

As at March 31, 2024, the number of outstanding options to acquire common shares issued under the Company’s stock option plan was 676,421 (December 31, 2023 – 789,898) of which 676,421 were exercisable (December 31, 2023 – 789,898). Each stock option entitles the holder to purchase one common share of the Company at an exercise price based on the volume-weighted average trading price of the Company’s shares for the last five trading days immediately preceding the effective date of the grant.

As at March 31, 2024, the number of restricted share units (‘’RSUs’’) granted under the Company’s equity incentive plan to its senior employees was 164,614 (December 31, 2023 – 191,469). On February 8, 2024, the Board of Directors approved the grant of 45,850 RSUs under the Company’s equity incentive plan. The RSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $135.00 per unit.

As at March 31, 2024, the number of performance share units (‘’PSUs’’) granted under the Company’s equity incentive plan to its senior employees was 156,914 (December 31, 2023 – 183,792). On February 8, 2024, the Board of Directors approved the grant of 45,850 PSUs under the Company’s equity incentive plan. The PSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares. The fair value of the PSUs granted was $156.17 per unit.

Legal proceedings

The Company is involved in litigation arising from the ordinary course of business primarily involving claims for bodily injury and property damage. It is not feasible to predict or determine the outcome of these or similar proceedings. However, the Company believes the ultimate recovery or liability, if any, resulting from such litigation individually or in total, would not materially adversely nor positively affect the Company’s financial condition or performance and, if necessary, has been provided for in the financial statements.

Environmental, Social, Governance

On March 6, 2024 the SEC issued new requirements for climate related disclosures. The new requirements include both qualitative and quantitative disclosures, including climate risks disclosures and scope 1 and 2 emissions reports. The new guidelines do not apply to the Company as an MJDS filer, however the Company plans to adhere to the SEC guidance once required.

OUTLOOK

The North American economic growth forecast from leading economists remains subdued and uncertain due to a variety of factors including stubbornly high inflation, elevated interest rates, escalating geopolitical conflicts, global supply chain challenges, labor shortages, the approaching U.S. elections and slower growth in many international markets. Despite reduced freight volumes industrywide, TFI International’s diversity across industrial and consumer end markets and multiple modes of transportation, along with the Company’s disciplined approach to operations and various self-help initiatives, helped support results during the first quarter. While the macro outlook remains uncertain with the possibility of economic recession, should the freight cycle instead improve, management believes that its well-timed investments during weaker market conditions should help drive even stronger future results.

Management’s Discussion and Analysis

TFI International remains vigilant in its monitoring for new potential risks that could cause further economic disruption, resulting in additional rounds of declining freight volumes and higher costs that could adversely affect TFI’s operating companies and the markets they serve. Uncertainties include but are not limited to changes in diesel prices, geopolitical risks such as the growing conflict in the Middle East and the ongoing war in Ukraine, labor market conditions and related changes in consumer sentiment that can affect end market demand, policy changes surrounding international trade, environmental mandates, interest rate policies and changes to the tax code in any jurisdictions in which TFI International operates.

While North American economic uncertainty is likely to continue weighing on freight demand dynamics, management believes the Company remains well positioned to navigate these difficult operating conditions, benefiting from its recently further improved financial foundation and strong cash flow, and its lean cost structure that stems from a longstanding focus on profitability, efficiency, network density, customer service, optimal pricing, driver retention and capacity rationalization. TFI also continues to pursue additional material operating improvement opportunities related to the 2021 acquisition of TForce Freight and has opportunities to enhance performance within most of its other operations. Longer term, TFI’s diverse industrial exposure through its specialized TL and LTL segments should continue to benefit from a gradual shift toward domestic manufacturing, while its P&C and Logistics business segments should benefit from the expansion of e-commerce.

Regardless of the operating environment, management’s goal is to build shareholder value through consistent adherence to its operating principles, including customer focus that ultimately drives higher volumes and stronger pricing, an asset-light approach, and continual efforts to enhance efficiencies. In addition, TFI International values strong free cash flow generation and ample liquidity with a conservative balance sheet that features primarily fixed rate debt and limited near-term debt maturities. This strong financial footing allows the Company to strategically invest and pursue select, accretive acquisitions even during times of market weakness, while returning excess capital to shareholders when possible.

SUMMARY OF EIGHT MOST RECENT QUARTERLY RESULTS

(in millions of U.S. dollars, except per share data)
	Q1’24	Q4’23	Q3’23	Q2’23	Q1’23	Q4’22	Q3’22	Q2’22
Total revenue	1,870.8	1,968.7	1,911.0	1,791.3	1,850.2	1,956.7	2,242.0	2,422.3
Adjusted EBITDA[1]	268.4	320.9	302.5	300.3	264.2	305.0	348.2	441.9
Operating income	151.6	198.3	200.6	192.4	166.4	216.9	318.4	391.0
Net income	92.8	131.4	133.3	128.2	111.9	153.5	245.2	276.8
EPS – basic	1.10	1.54	1.55	1.49	1.29	1.77	2.78	3.05
EPS – diluted	1.09	1.53	1.54	1.47	1.27	1.74	2.72	3.00
Adjusted net income[1]	105.5	147.0	136.0	138.9	116.5	151.8	181.2	241.1
Adjusted EPS - diluted[1]	1.24	1.71	1.57	1.59	1.33	1.72	2.01	2.61
[1] This is a non-IFRS measure. For a reconciliation refer to the “Non-IFRS financial measures” section below.

The differences between the quarters are mainly the result of seasonality (softer in Q1) and business acquisitions. The increase in Q3 2022 was due to a gain of $75.7 million gain on the sale of CFI, and the increase in Q2 2022 is due to a $60.9 million gain on the sale of assets held for sale.

NON-IFRS FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss): Net income or loss before finance income and costs and income tax expense, as stated in the consolidated financial statements.

This MD&A includes references to certain non-IFRS financial measures as described below. These non-IFRS financial measures are not standardized financial measures under IFRS used to prepare the financial statements of the Company to which the measures relate and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, they should not be considered in isolation, in addition to, nor as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of non-IFRS measures used in this MD&A and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible

Management’s Discussion and Analysis

assets, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, and gain or loss on the sale of business and directly attributable expense due to the disposal. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, that in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. See reconciliation on page 6.

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Segmented adjusted EBITDA refers to operating income (loss) before depreciation, amortization, impairment of intangible assets, bargain purchase gain, gain or loss on sale of business, land and buildings, and assets held for sale and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023	2022
Net income	92,847	111,918	147,723
Net finance costs	27,329	17,129	20,189
Income tax expense	31,380	37,355	51,854
Depreciation of property and equipment	64,491	59,047	64,447
Depreciation of right-of-use assets	35,302	31,435	31,524
Amortization of intangible assets	17,216	13,573	14,261
Gain on sale of land and buildings	—	—	(44)
Gain, net of impairment, on sale of assets held for sale	(215)	(6,251)	—
Adjusted EBITDA	268,350	264,206	329,954

Management’s Discussion and Analysis

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023
Package and Courier
Operating income	18,155	27,323
Depreciation and amortization	6,388	6,402
Adjusted EBITDA	24,543	33,725
Less-Than-Truckload
Operating income	66,875	57,940
Depreciation and amortization	46,216	39,882
Gain, net of impairment, on sale of assets held for sale	(213)	(2,874)
Adjusted EBITDA	112,878	94,948
Truckload
Operating income	41,464	70,496
Depreciation and amortization	48,946	47,850
(Gain) loss on sale of assets held for sale	34	(3,377)
Adjusted EBITDA	90,444	114,969
Logistics
Operating income	40,182	31,710
Depreciation and amortization	15,267	9,783
Gain on sale of assets held for sale	(36)	—
Adjusted EBITDA	55,413	41,493
Corporate
Operating loss	(15,120)	(21,067)
Depreciation and amortization	192	138
Adjusted EBITDA	(14,928)	(20,929)

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Annualized dividend is calculated by annualizing the cash outflow of the most recent dividend issued and dividing by the trailing twelve month free cash flow. Management believes that this measure provides insight on the amount of free cash to be used fund the dividend, and consequently what can be used for other purposes. The annualized dividend as at December 31, 2023 was 17.4%.

Free cash flow: Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements. See reconciliation on page 14.

Free cash flow conversion: Adjusted EBITDA less net capital expenditures, divided by the adjusted EBITDA. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to convert its operating profit into free cash flow.

Free cash flow conversion reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023
Net income	92,847	111,918
Net finance costs	27,329	17,129
Income tax expense	31,380	37,355
Depreciation of property and equipment	64,491	59,047
Depreciation of right-of-use assets	35,302	31,435
Amortization of intangible assets	17,216	13,573
Gain, net of impairment, on sale assets held for sale	(215)	(6,251)
Adjusted EBITDA	268,350	264,206
Net capital expenditures	(37,598)	(36,623)
Adjusted EBITDA less net capital expenditures	230,752	227,583
Free cash flow conversion	86.0%	86.1%

Management’s Discussion and Analysis

Total assets less intangible assets: Management believes that this presents a more useful basis to evaluate the return on the productive assets. The excluded intangibles relate primarily to intangibles assets acquired through business acquisitions.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
As at March 31, 2024
Total assets	343,491	2,436,156	2,029,418	1,115,933	975,874	-	6,900,872
Intangible assets	179,653	249,170	882,191	764,566	64	-	2,075,644
Total assets less intangible assets	163,838	2,186,986	1,147,227	351,367	975,810	-	4,825,228

As at December 31, 2023
Total assets	359,177	2,329,677	2,004,163	1,140,174	450,429	-	6,283,620
Intangible assets	183,841	194,782	857,666	782,923	89	-	2,019,301
Total assets less intangible assets	175,336	2,134,895	1,146,497	357,251	450,340	-	4,264,319

Management’s Discussion and Analysis

Net capital expenditures: Additions to rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property. Management believes that this measure illustrates the recurring net capital expenditures which are required for the respective period.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended March 31, 2024
Additions to rolling stock	629	26,238	12,917	544	-		40,328
Additions to equipment	1,929	6,673	2,389	100	153		11,244
Proceeds from the sale of rolling stock	(274)	(4,714)	(8,931)	(55)	-		(13,974)
Proceeds from the sale of equipment	-	-	-	-	-		-
Net capital expenditures	2,284	28,197	6,375	589	153		37,598

Three months ended March 31, 2023
Additions to rolling stock	2,313	45,226	8,926	74	-		56,539
Additions to equipment	695	1,544	2,497	33	52		4,821
Proceeds from the sale of rolling stock	(384)	(6,603)	(17,619)	(6)	-		(24,612)
Proceeds from the sale of equipment	-	(111)	(14)	-	-		(125)
Net capital expenditures	2,624	40,056	(6,210)	101	52		36,623

Operating margin is calculated as operating income (loss) as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale, and gain or loss on disposal of intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023	2022
Operating expenses	1,719,259	1,683,775	1,971,753
Gain on sale of land and building	—	—	44
Gain, net of impairment, on sale of assets held for sale	215	6,251	—
Adjusted operating expenses	1,719,474	1,690,026	1,971,797
Fuel surcharge revenue	(259,314)	(289,750)	(297,671)
Adjusted operating expenses, net of fuel surcharge revenue	1,460,160	1,400,276	1,674,126
Revenue before fuel surcharge	1,611,501	1,560,427	1,893,848
Adjusted operating ratio	90.6%	89.7%	88.4%

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023
Less-Than-Truckload
Total revenue	818,545	848,738
Total operating expenses	751,670	790,798
Operating income	66,875	57,940
Operating expenses	751,670	790,798
Gain, net of impairment, on sale of assets held for sale	213	2,874
Adjusted operating expenses	751,883	793,672
Fuel surcharge revenue	(137,849)	(157,876)
Adjusted operating expenses, net of fuel surcharge revenue	614,034	635,796
Revenue before fuel surcharge	680,696	690,862
Adjusted operating ratio	90.2%	92.0%
Less-Than-Truckload - Revenue before fuel surcharge
U.S. based LTL	551,641	569,447
Canadian based LTL	134,918	124,812
Eliminations	(5,863)	(3,397)
	680,696	690,862
Less-Than-Truckload - Fuel surcharge revenue
U.S. based LTL	103,512	120,840
Canadian based LTL	35,408	38,223
Eliminations	(1,071)	(1,187)
	137,849	157,876
Less-Than-Truckload - Operating income (loss)
U.S. based LTL	41,122	27,333
Canadian based LTL	25,753	30,607
	66,875	57,940
U.S. based LTL
Operating expenses*	614,031	662,954
Gain, net of impairment, on sale of assets held for sale	213	2,874
Adjusted operating expenses	614,244	665,828
Fuel surcharge revenue	(103,512)	(120,840)
Adjusted operating expenses, net of fuel surcharge	510,732	544,988
Revenue before fuel surcharge	551,641	569,447
Adjusted operating ratio	92.6%	95.7%
Canadian based LTL
Operating expenses*	144,573	132,428
Fuel surcharge revenue	(35,408)	(38,223)
Adjusted operating expenses, net of fuel surcharge	109,165	94,205
Revenue before fuel surcharge	134,918	124,812
Adjusted operating ratio	80.9%	75.5%

* Operating expenses excluding intra LTL eliminations

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations (continued):

(unaudited) (in thousands of U.S. dollars)	Three months ended March 31
	2024	2023
Truckload
Total revenue	469,595	500,095
Total operating expenses	428,131	429,599
Operating income	41,464	70,496
Operating expenses	428,131	429,599
Gain (loss) on sale of assets held for sale	(34)	3,377
Adjusted operating expenses	428,097	432,976
Fuel surcharge revenue	(71,863)	(85,970)
Adjusted operating expenses, net of fuel surcharge revenue	356,234	347,006
Revenue before fuel surcharge	397,732	414,125
Adjusted operating ratio	89.6%	83.8%
Truckload - Revenue before fuel surcharge
Canadian based Conventional TL	78,481	77,601
Specialized TL	321,166	338,297
Eliminations	(1,915)	(1,773)
	397,732	414,125
Truckload - Fuel surcharge revenue
Canadian based Conventional TL	14,185	15,715
Specialized TL	57,904	70,482
Eliminations	(226)	(227)
	71,863	85,970
Truckload - Operating income
Canadian based Conventional TL	6,945	14,618
Specialized TL	34,519	55,878
	41,464	70,496
Canadian based Conventional TL
Operating expenses*	85,721	78,698
Fuel surcharge revenue	(14,185)	(15,715)
Adjusted operating expenses, net of fuel surcharge revenue	71,536	62,983
Revenue before fuel surcharge	78,481	77,601
Adjusted operating ratio	91.2%	81.2%
Specialized TL
Operating expenses*	344,551	352,901
Gain (loss) on sale of assets held for sale	(34)	3,398
Adjusted operating expenses	344,517	356,299
Fuel surcharge revenue	(57,904)	(70,482)
Adjusted operating expenses, net of fuel surcharge revenue	286,613	285,817
Revenue before fuel surcharge	321,166	338,297
Adjusted operating ratio	89.2%	84.5%
* Operating expenses excluding intra TL eliminations

Management’s Discussion and Analysis

Return on invested capital (“ROIC”): Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The Company calculates ROIC as segment operating income net of exclusions, after tax, divided by the segment average invested capital. Operating income net of exclusions, after tax, is calculated as the trailing twelve months of operating income before bargain purchase gain, gain or loss on the sale of land and buildings and assets held for sale, and amortization of intangible assets, after tax using the statutory tax rate of the Company. Average invested capital is calculated as total assets excluding intangibles, net of trade and other payables, current taxes payable and provisions averaged between the beginning and ending balance over a twelve-month period.

Return on invested capital segment reconciliation:

(unaudited) (in thousands of U.S. dollars)	As at March 31
	2024	2023
Package and Courier
Operating income	105,192	135,544
Loss on sale of assets held for sale	7	—
Amortization of intangible assets	625	639
Operating income, net of exclusions	105,824	136,183
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	77,781	100,095
Intangible assets	179,653	180,486
Total assets, excluding intangible assets	163,838	168,470
less: Trade and other payables, income taxes payable and provisions	(42,472)	(44,777)
Total invested capital, current year	301,019	304,179
Intangible assets, prior year	180,486	195,387
Total assets, excluding intangible assets, prior year	168,470	186,640
less: Trade and other payables, income taxes payable and provisions, prior year	(44,777)	(51,346)
Total invested capital, prior year	304,179	330,681
Average invested capital	302,599	317,430
Return on invested capital	25.7%	31.5%
Less-Than-Truckload - Canadian based LTL
Operating income	119,344	143,895
(Gain) loss on sale of assets held for sale	3	(661)
Amortization of intangible assets	7,636	7,713
Operating income, net of exclusions	126,983	150,947
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	93,333	110,946
Intangible assets	180,385	161,130
Total assets, excluding intangible assets	411,585	358,298
less: Trade and other payables, income taxes payable and provisions	(70,336)	(65,043)
Total invested capital, current year	521,634	454,385
Intangible assets, prior year	161,130	181,719
Total assets, excluding intangible assets, prior year	358,298	395,233
less: Trade and other payables, income taxes payable and provisions, prior year	(65,043)	(75,732)
Total invested capital, prior year	454,385	501,220
Average invested capital	488,010	477,803
Return on invested capital	19.1%	23.2%

Management’s Discussion and Analysis

Return on invested capital segment reconciliation (continued):

(unaudited) (in thousands of U.S. dollars)	As at March 31
	2024	2023
Truckload - Canadian based Conventional TL
Operating income	37,331	87,880
Gain on sale of assets held for sale	—	(15,485)
Amortization of intangible assets	2,231	1,958
Operating income, net of exclusions	39,562	74,353
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	29,078	54,649
Intangible assets	122,748	98,211
Total assets, excluding intangible assets	207,800	188,761
less: Trade and other payables, income taxes payable and provisions	(27,856)	(28,394)
Total invested capital, current year	302,692	258,578
Intangible assets, prior year	98,211	106,238
Total assets, excluding intangible assets, prior year	188,761	178,222
less: Trade and other payables, income taxes payable and provisions, prior year	(28,394)	(28,885)
Total invested capital, prior year	258,578	255,575
Average invested capital	280,635	257,077
Return on invested capital	10.4%	21.3%
Truckload - Specialized TL
Operating income	171,030	249,735
Loss on sale of land and buildings	3	—
Gain on sale of assets held for sale	(538)	(10,074)
Amortization of intangible assets	21,252	20,480
Operating income, net of exclusions	191,747	260,141
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	140,934	191,204
Intangible assets	759,442	674,644
Total assets, excluding intangible assets	939,429	858,252
less: Trade and other payables, income taxes payable and provisions	(126,259)	(134,412)
Total invested capital, current year	1,572,612	1,398,484
Intangible assets, prior year	674,644	654,881
Total assets, excluding intangible assets, prior year	858,252	782,639
less: Trade and other payables, income taxes payable and provisions, prior year	(134,412)	(121,343)
Total invested capital, prior year	1,398,484	1,316,177
Average invested capital	1,485,548	1,357,331
Return on invested capital	9.5%	14.1%
Logistics
Operating income	168,584	137,274
Gain on sale of assets held for sale	(262)	—
Amortization of intangible assets	30,356	22,162
Operating income, net of exclusions	198,678	159,436
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	146,028	117,185
Intangible assets	764,566	524,989
Total assets, excluding intangible assets	351,366	259,402
less: Trade and other payables, income taxes payable and provisions	(201,893)	(177,142)
Total invested capital, current year	914,039	607,249
Intangible assets, prior year	524,989	496,569
Total assets, excluding intangible assets, prior year	259,402	307,403
less: Trade and other payables, income taxes payable and provisions, prior year	(177,142)	(195,686)
Total invested capital, prior year	607,249	608,286
Average invested capital	760,644	607,768
Return on invested capital	19.2%	19.3%

Management’s Discussion and Analysis

Return on invested capital for US LTL: Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The return on invested capital of the U.S. based LTL has been modified to remove the impacts of the bargain purchase gain from the operating income net of exclusions as well as from the average invested capital to align the capital with the acquisition price.

(unaudited) (in thousands of U.S. dollars)	As at March 31
	2024	2023
Less-Than-Truckload - U.S. based LTL
Operating income	200,019	290,082
Loss on sale of land and buildings	36	8
Gain on sale of assets held for sale	(14,001)	(57,928)
Amortization of intangible assets	1,470	1,141
Operating income, net of exclusions	187,524	233,303
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	137,830	171,478
Intangible assets	76,364	16,022
Total assets, excluding intangible assets	1,503,809	1,726,981
less: Total liabilities	(611,081)	(615,905)
Total invested capital, current year	969,092	1,127,098
Total invested capital, acquisition price	838,910	838,910
Average invested capital	904,001	983,004
Return on invested capital	15.2%	17.4%

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

The Company’s future results may be affected by a number of factors over many of which the Company has little or no control. The following discussion of risk factors contains forward-looking statements. The following issues, uncertainties and risks, among others, should be considered in evaluating the Company’s business, prospects, financial condition, results of operations and cash flows.

Competition. The Company faces growing competition from other transporters in Canada, the United States and Mexico. These factors, including the following, could impair the Company’s ability to maintain or improve its profitability and could have a material adverse effect on the Company’s results of operations:

•
the Company competes with many other transportation companies of varying sizes, including Canadian, U.S. and Mexican transportation companies;
•
the Company’s competitors may periodically reduce their freight rates to gain business, which may limit the Company’s ability to maintain or increase freight rates or maintain growth in the Company’s business;
•
some of the Company’s customers are other transportation companies or companies that also operate their own private trucking fleets, and they may decide to transport more of their own freight or bundle transportation with other services;
•
some of the Company’s customers may reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers or by engaging dedicated providers, and in some instances the Company may not be selected;
•
many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of the Company’s business to competitors;
•
the market for qualified drivers is highly competitive, particularly in the Company’s growing U.S. operations, and the Company’s inability to attract and retain drivers could reduce its equipment utilization and cause the Company to increase compensation, both of which would adversely affect the Company’s profitability;
•
economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with the Company;
•
some of the Company’s smaller competitors may not yet be fully compliant with recently-enacted regulations which may allow such competitors to take advantage of additional driver productivity;
•
advances in technology, such as advanced safety systems, automated package sorting, handling and delivery, vehicle platooning, alternative fuel vehicles, autonomous vehicle technology and digitization of freight services, may require the Company to increase investments in order to remain competitive, and the Company’s customers may not be willing to accept higher freight rates to cover the cost of these investments;
•
the Company’s competitors may have better safety records than the Company or a perception of better safety records, which could impair the Company’s ability to compete;
•
some high-volume package shippers, such as Amazon.com, are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries, which could in turn reduce the Company’s revenues and market share;
•
the Company’s brand names may be subject to adverse publicity (whether or not justified) and lose significant value, which could result in reduced demand for the Company’s services;
•
competition from freight brokerage companies may materially adversely affect the Company’s customer relationships and freight rates; and
•
higher fuel prices and, in turn, higher fuel surcharges to the Company’s customers may cause some of the Company’s customers to consider freight transportation alternatives, including rail transportation.

Regulation. In Canada, carriers must obtain licenses issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Licensing from U.S. and Mexican regulatory authorities is also required for the transportation of goods in Canada, the United States, and Mexico. Any change in or violation of existing or future regulations could have an adverse impact on the scope of the Company’s activities. Future laws and regulations may be more stringent, require changes in the Company’s operating practices, influence the demand for transportation services or require the Company to incur significant additional costs. Higher costs incurred by the Company, or by the Company’s suppliers who pass the costs onto the Company through higher supplies and materials pricing, could adversely affect the Company’s results of operations.

In addition to the regulatory regime applicable to operations in Canada, the Company is increasing its operations in the United States, and is therefore increasingly subject to rules and regulations related to the U.S. transportation industry, including regulation from various federal, state and local agencies, including the Department of Transportation (“DOT”) (in part through the Federal Motor Carrier Safety Administration (“FMCSA”)), the Environmental Protection Agency (“EPA”) and the Department of Homeland Security. Drivers must, both in Canada and the United States, comply with safety and fitness regulations, including those relating to drug and alcohol testing, driver safety performance and hours of service. Weight and dimensions, exhaust emissions and fuel efficiency are also subject to government regulation. The Company may also become subject to new or more restrictive regulations relating to

Management’s Discussion and Analysis

fuel efficiency, exhaust emissions, hours of service, drug and alcohol testing, ergonomics, on-board reporting of operations, collective bargaining, security at ports, speed limitations, driver training and other matters affecting safety or operating methods.

In the United States, there are currently two methods of evaluating the safety and fitness of carriers: the Compliance, Safety, Accountability (“CSA”) program, which evaluates and ranks fleets on certain safety-related standards by analyzing data from recent safety events and investigation results, and the DOT safety rating, which is based on an on-site investigation and affects a carrier’s ability to operate in interstate commerce. Additionally, the FMCSA has proposed rules in the past that would change the methodologies used to determine carrier safety and fitness.

Under the CSA program, carriers are evaluated and ranked against their peers based on seven categories of safety-related data. The seven categories of safety-related data currently include Unsafe Driving, Hours-of-Service Compliance, Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance and Crash Indicator (such categories known as “BASICs”). Carriers are grouped by category with other carriers that have a similar number of safety events (i.e. crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score. If the Company were subject to any such interventions, this could have an adverse effect on the Company’s business, financial condition and results of operations. As a result, the Company’s fleet could be ranked poorly as compared to peer carriers. There is no guarantee that the Company will be able to maintain its current safety ratings or that it will not be subject to interventions in the future. The Company recruits first-time drivers to be part of its fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA. The occurrence of future deficiencies could affect driver recruitment in the United States by causing high-quality drivers to seek employment with other carriers or limit the pool of available drivers or could cause the Company’s customers to direct their business away from the Company and to carriers with higher fleet safety rankings, either of which would materially adversely affect the Company’s business, financial condition and results of operations. In addition, future deficiencies could increase the Company’s insurance expenses. Additionally, competition for drivers with favorable safety backgrounds may increase, which could necessitate increases in driver-related compensation costs. Further, the Company may incur greater than expected expenses in its attempts to improve unfavorable scores.

In December 2016, the FMCSA issued a final rule establishing a national clearinghouse for drug and alcohol testing results and requiring motor carriers and medical review officers to provide records of violations by commercial drivers of FMCSA drug and alcohol testing requirements. Motor carriers in the United States will be required to query the clearinghouse to ensure drivers and driver applicants do not have violations of federal drug and alcohol testing regulations that prohibit them from operating commercial motor vehicles. The final rule became effective on January 4, 2017, with a compliance date of January 6, 2020. In December 2019, however, the FMCSA announced a final rule extending by three years the date for state driver’s licensing agencies to comply with certain requirements. The December 2016 commercial driver’s license rule required states to request information from the clearinghouse about individuals prior to issuing, renewing, upgrading or transferring a commercial driver’s license. This new action will allow states’ compliance with the requirement, which was set to begin January 2020, to be delayed until January 2023. The compliance date of January 2020 remained in place for all other requirements set forth in the clearinghouse final rule, however. Upon implementation, the rule may reduce the number of available drivers in an already constrained driver market. Pursuant to a new rule finalized by the FMCSA, effective November 2021, states are required to query the clearinghouse when issuing, renewing, transferring, or upgrading a commercial drivers license and must revoke a driver’s commercial driving privileges if such driver is prohibited from driving a motor vehicle for one or more drug or alcohol violations.

In addition, other rules have been proposed or made final by the FMCSA, including (i) a rule requiring the use of speed-limiting devices on heavy-duty tractors to restrict maximum speeds, which was proposed in 2016, and (ii) a rule setting out minimum driver training standards for new drivers applying for commercial driver’s licenses for the first time and to experienced drivers upgrading their licenses or seeking a hazardous materials endorsement, which was made final in December 2016 with a compliance date in February 2020 (FMCSA officials delayed implementation of the final rule by two years). In July 2017, the DOT announced that it would no longer pursue a speed limiter rule, but left open the possibility that it could resume such a pursuit in the future. In May 2021, however, a bill was reintroduced in the U.S. House of Representatives that would require commercial motor vehicles with gross weight exceeding 26,000 pounds to be equipped with a speed limiting device, prohibiting speeds greater than 65 miles per hour. Whether the bill will become law is uncertain. The effect of these rules, to the extent they become effective, could result in a decrease in fleet production and/or driver availability, either of which could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries with U.S. operating authority currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. If the Company’s subsidiaries with U.S. operating authority were to receive a conditional or unsatisfactory DOT safety rating, it could materially adversely affect the Company’s business, financial condition and results of operations as customer contracts may require a satisfactory DOT safety rating, and a conditional or unsatisfactory rating could materially adversely affect or restrict the Company’s operations and increase the Company’s insurance costs.

The FMCSA has proposed regulations that would modify the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. Under regulations that were proposed in 2016, the methodology for determining a carrier’s DOT safety rating would be expanded to include the on-road safety performance of the carrier’s drivers and equipment, as well as results obtained from investigations. Exceeding certain thresholds based on such performance or results would cause a carrier to receive an unfit safety rating. The proposed regulations were withdrawn in March 2017, but the FMCSA

Management’s Discussion and Analysis

noted that a similar process may be initiated in the future. If similar regulations were enacted and the Company were to receive an unfit or other negative safety rating, the Company’s business would be materially adversely affected in the same manner as if it received a conditional or unsatisfactory safety rating under the current regulations. In addition, poor safety performance could lead to increased risk of liability, increased insurance, maintenance and equipment costs and potential loss of customers, which could materially adversely affect the Company’s business, financial condition and results of operations. The FMCSA has also indicated that it is in the early phases of a new study on the causation of large truck crashes. Although it remains unclear whether such a study will ultimately be completed, the results of such study could spur further proposed and/or final rules regarding safety and fitness in the United States.

From time to time, the FMCSA proposes and implements changes to regulations impacting hours-of-service. Such changes can negatively impact the Company’s productivity and affect its operations and profitability by reducing the number of hours per day or week the Company’s U.S. drivers and independent contractors may operate and/or disrupt the Company’s network. However, in August 2019, the FMCSA issued a proposal to make changes to its hours-of-service rules that would allow U.S. truck drivers more flexibility with their 30-minute rest break and with dividing their time in the sleeper berth. It also would extend by two hours the duty time for U.S. drivers encountering adverse weather, and extend the shorthaul exemption by lengthening the drivers’ maximum on-duty period from 12 hours to 14 hours. In June 2020, the FMCSA adopted a final rule substantially as proposed, which became effective in September 2020. Certain industry groups have challenged these rules in U.S. courts, and it remains unclear what, if anything, will come from such challenges. Any future changes to U.S. hours-of-service regulations could materially and adversely affect the Company’s operations and profitability.

The U.S. National Highway Traffic Safety Administration, the EPA and certain U.S. states, including California, have adopted regulations that are aimed at reducing truck emissions and/or increasing fuel economy of the equipment the Company uses. Certain of these regulations are currently effective, with stricter emission and fuel economy standards becoming effective over the next several years. Other regulations have been proposed in the United States that would similarly increase these standards. U.S. federal and state lawmakers and regulators have also adopted or are considering a variety of other climate-change legal requirements related to carbon emissions and greenhouse gas emissions. These legal requirements could potentially limit carbon emissions within certain states and municipalities in the United States. Certain of these legal requirements restrict the location and amount of time that diesel-powered trucks (like the Company’s) may idle, which may force the Company to purchase on-board power units that do not require the engine to idle or to alter the Company’s drivers’ behavior, which might result in a decrease in productivity and/or an increase in driver turnover. All of these regulations have increased, and may continue to increase, the cost of new trucks and trailers and may require the Company to retrofit certain of its trucks and trailers, may increase its maintenance costs, and could impair equipment productivity and increase the Company’s operating costs, particularly if such costs are not offset by potential fuel savings. The occurrence of any of these adverse effects, combined with the uncertainty as to the reliability of the newly-designed diesel engines and the residual values of the Company’s equipment, could materially adversely affect the Company’s business, financial condition and results of operations. Furthermore, any future regulations that impose restrictions, caps, taxes or other controls on emissions of greenhouse gases could adversely affect the Company’s operations and financial results. The Company cannot predict the extent to which its operations and productivity will be impacted by any future regulations. The Company will continue monitoring its compliance with U.S. federal and state environmental regulations.

In March 2014, the U.S. Ninth Circuit Court of Appeals (the “Ninth Circuit”) held that the application of California state wage and hour laws to interstate truck drivers is not pre-empted by U.S. federal law. The case was appealed to the U.S. Supreme Court, which denied certiorari in May 2015, and accordingly, the Ninth Circuit decision stood. However, in December 2018, the FMCSA granted a petition filed by the American Trucking Associations determining that federal law pre-empts California’s wage and hour laws, and interstate truck drivers are not subject to such laws. The FMCSA’s decision was appealed by labor groups and multiple lawsuits were filed in U.S. courts seeking to overturn the decision. I January 2021, however, the Ninth Circuit upheld the FMCSA’s determination that U.S. federal law does pre-empt California’s meal and rest break laws, as applied to drivers of property-carrying commercial motor vehicles. Other current and future U.S. state and local wage and hour laws, including laws related to employee meal breaks and rest periods, may vary significantly from U.S. federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws. As a result, the Company, along with other companies in the industry, is subject to an uneven patchwork of wage and hour laws throughout the United States. In addition, the uncertainty with respect to the practical application of wage and hour laws are, and in the future may be, resulting in additional costs for the Company and the industry as a whole, and a negative outcome with respect to any of the above-mentioned lawsuits could materially affect the Company. If U.S. federal legislation is not passed pre-empting state and local wage and hour laws, the Company will either need to continue complying with the most restrictive state and local laws across its entire fleet in the United States, or revise its management systems to comply with varying state and local laws. Either solution could result in increased compliance and labor costs, driver turnover, decreased efficiency and increased risk of non-compliance. In April 2016, the Food and Drug Administration (“FDA”) published a final rule establishing requirements for shippers, loaders, carriers by motor vehicle and rail vehicle, and receivers engaged in the transportation of food, to use sanitary transportation practices to ensure the safety of the food they transport as part of the FSMA. This rule sets forth requirements related to (i) the design and maintenance of equipment used to transport food, (ii) the measures taken during food transportation to ensure food safety, (iii) the training of carrier personnel in sanitary food transportation practices, and (iv) maintenance and retention of records of written procedures, agreements, and training related to the foregoing items. These requirements took effect for larger carriers in April 2017 and apply to the Company when it acts as a carrier or as a broker. If the Company is found to be in violation of applicable laws or regulations related to the FSMA or if the Company transports food or goods that are

Management’s Discussion and Analysis

contaminated or are found to cause illness and/or death, the Company could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Changes in existing regulations and implementation of new regulations, such as those related to trailer size limits, emissions and fuel economy, hours of service, mandating ELDs and drug and alcohol testing in Canada, the United States and Mexico, could increase capacity in the industry or improve the position of certain competitors, either of which could negatively impact pricing and volumes or require additional investments by the Company. The short-term and long-term impacts of changes in legislation or regulations are difficult to predict and could materially adversely affect the Company’s results of operations.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and laws. Although the Company is committed to compliance with laws and safety, there is no assurance that it will be in full compliance with them at all times. Consequently, at some future time, the Company could be required to incur significant costs to maintain or improve its compliance record.

United States and Mexican operations. A significant portion of the Company’s revenue is derived from operations in the United States and transportation to and from Mexico. The Company’s international operations are subject to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, and social, political and economic instability. The Company’s international operations could be adversely affected by restrictions on travel. Additional risks associated with the Company’s international operations include restrictive trade policies, imposition of duties, changes to trade agreements and other treaties, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

The current United States Presidential Administration provided informal guidance that it is in favor of certain changes to U.S. tax law, including increasing the corporate tax rate from its current rate of 21%. In the event that the corporate tax rate is increased, the Company’s financial position, and financial results from its United States operations may be adversely affected.

The implementation of tariffs or quotas or changes to certain trade agreements could, among other things, increase the costs of the materials used by the Company’s suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for the Company’s revenue equipment suppliers would likely be passed on to the Company, and to the extent fuel prices increase, the Company may not be able to fully recover such increases through rate increases or the Company’s fuel surcharge program, either of which could have a material adverse effect on the Company’s business.

The United States-Mexico-Canada Agreement (“USMCA”) entered into effect in July 2020. The USMCA is designed to modernize food and agriculture trade, advance rules of origin for automobiles and trucks, and enhance intellectual property protections, among other matters, according to the Office of the U.S. Trade Representative. It is difficult to predict at this stage what could be the impact of the USMCA on the economy, including the transportation industry. However, given the amount of North American trade that moves by truck it could have a significant impact on supply and demand in the transportation industry, and could adversely impact the amount, movement and patterns of freight transported by the Company.

The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how the Company will apply the law and impact the Company’s results of operations in future periods. The timing and scope of such regulations and interpretative guidance are uncertain. In addition, there is a risk that states within the United States or foreign jurisdictions may amend their tax laws in response to these tax reforms, which could have a material adverse effect on the Company’s results.

In addition, if the Company is unable to maintain its Free and Secure Trade (“FAST”) and U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”) certification statuses, it may have significant border delays, which could cause its cross-border operations to be less efficient than those of competitor carriers that obtain or continue to maintain FAST and C-TPAT certifications.

Operating Environment and Seasonality. The Company is exposed to the following factors, among others, affecting its operating environment:

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the Company’s future insurance and claims expense, including the cost of its liability insurance premiums and the number and dollar amount of claims, may exceed historical levels, which would require the Company to incur additional costs and could reduce the Company’s earnings;
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a decline in the demand for used revenue equipment could result in decreased equipment sales, lower resale values and lower gains (or recording losses) on sales of assets;
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truck and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts, including the current shortage of semiconductors and other components and supplies, such as steel, which may materially

Management’s Discussion and Analysis

adversely affect the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate and negatively impact the Company’s financial results if it incurs higher costs to purchase trucks and trailers; and
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increased prices for new revenue equipment, design changes of new engines, reduced equipment efficiency resulting from new engines designed to reduce emissions, or decreased availability of new revenue equipment.

The Company’s truck productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. Revenue may also be adversely affected by inclement weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. The Company may also suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, and fires, which may increase in frequency and severity due to climate change, as well as other man-made disasters. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy the Company’s assets or adversely affect the business or financial condition of the Company’s customers, any of which could materially adversely affect the Company’s results of operations or make the Company’s results of operations more volatile.

General Economic, Credit, and Business Conditions. The Company’s business is subject to general economic, credit, business and regulatory factors that are largely beyond the Company’s control, and which could have a material adverse effect on the Company’s operating results.

The Company’s industry is subject to cyclical pressures, and the Company’s business is dependent on a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company’s control. The Company believes that some of the most significant of these factors include (i) excess truck and trailer capacity in the transportation industry in comparison with shipping demand; (ii) declines in the resale value of used equipment; (iii) limited supply and increased cost of new and used equipment; (iv) recruiting and retaining qualified drivers; (v) strikes, work stoppages or work slowdowns at the Company’s facilities or at customer, port, border crossing or other shipping-related facilities; (vi) compliance with ongoing regulatory requirements; (vii) increases in interest rates, fuel taxes, tolls and license and registration fees; and (vii) rising healthcare and insurance and claims costs in the United States; and (ix) the impact of the COVID-19 pandemic.

The Company is also affected by (i) recessionary economic cycles, which tend to be characterized by weak demand and downward pressure on rates; (ii) changes in customers’ inventory levels and in the availability of funding for their working capital; (iii) changes in the way in which the Company’s customers choose to source or utilize the Company’s services; and (iv) downturns in customers’ business cycles, such as retail and manufacturing, where the Company has significant customer concentration. Economic conditions may adversely affect customers and their demand for and ability to pay for the Company’s services. Customers encountering adverse economic conditions represent a greater potential for loss and the Company may be required to increase its allowance for doubtful accounts.

Economic conditions that decrease shipping demand and increase the supply of available trucks and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the economy is weakened. Some of the principal risks during such times include:

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the Company may experience a reduction in overall freight levels, which may impair the Company’s asset utilization;
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freight patterns may change as supply chains are redesigned, resulting in an imbalance between the Company’s capacity and assets and customers’ freight demand;
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the Company may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads;
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the Company may increase the size of its fleet during periods of high freight demand during which its competitors also increase their capacity, and the Company may experience losses in greater amounts than such competitors during subsequent cycles of softened freight demand if the Company is required to dispose of assets at a loss to match reduced freight demand;
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customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates in an attempt to lower their costs, and the Company may be forced to lower its rates or lose freight; and
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lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure credit financing on satisfactory terms, or at all.

The Company is subject to cost increases that are outside the Company’s control that could materially reduce the Company’s profitability if it is unable to increase its rates sufficiently. Such cost increases include, but are not limited to, increases in fuel and energy prices, driver and office employee wages, purchased transportation costs, taxes, interest rates, tolls, license and registration fees, insurance premiums and claims, revenue equipment and related maintenance, and tires and other components. Strikes or other work stoppages at the Company’s service centers or at customer, port, border or other shipping locations, deterioration of Canadian, U.S. or Mexican transportation infrastructure and reduced investment in such infrastructure, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to the Company’s equipment, driver dissatisfaction, reduced economic demand,

Management’s Discussion and Analysis

reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or borders between Canada, the United States and Mexico. Further, the Company may not be able to appropriately adjust its costs and staffing levels to meet changing market demands. In periods of rapid change, it is more difficult to match the Company’s staffing level to its business needs.

The Company’s operations, with the exception of its brokerage operations, are capital intensive and asset heavy. If anticipated demand differs materially from actual usage, the Company may have too many or too few assets. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with equipment the Company turns in, particularly during times of a softer used equipment market, either of which could have a material adverse effect on the Company’s profitability.

Although the Company’s business volume is not highly concentrated, its customers’ financial failures or loss of customer business may materially adversely affect the Company. If the Company were unable to generate sufficient cash from operations, it would need to seek alternative sources of capital, including financing, to meet its capital requirements. In the event that the Company were unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, it may have to limit its fleet size, enter into less favorable financing arrangements or operate its revenue equipment for longer periods, any of which could have a materially adverse effect on its profitability.

Coronavirus and its variants (“COVID-19”) outbreak or other similar outbreaks. The recent outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a materially adverse effect on the Company’s financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. There is considerable uncertainty regarding such measures and potential future measures, including vaccine, testing and masks mandates, all of which could limit the Company’s ability to meet customer demand, as well as reduce customer demand. Furthermore, government vaccine, testing, and mask mandates may increase the Company’s turnover and make recruiting more difficult, particularly among the Company’s driver personnel.

Certain of the Company’s office personnel have been working remotely, which could disrupt to a certain extent the Company’s management, business, finance, and financial reporting teams. The Company may experience an increase in absences or terminations among its driver and non-driver personnel due to the outbreak of COVID-19, which could have a materially adverse effect on the Company’s operating results. Further, the Company’s operations, particularly in areas of increased COVID-19 infections, could be disrupted resulting in a negative impact on the Company’s operations and results.

The outbreak of COVID-19 has significantly increased uncertainty. Risks related to a slowdown or recession are described in the Company’s risk factor titled “General Economic, Credit and Business Conditions”.

Short-term and long-term developments related to COVID-19 have been unpredictable and the extent to which further developments could impact the Company’s operations, financial condition, access to credit, liquidity, results of operations, and cash flows is highly uncertain. Such developments may include the geographic spread and duration of the virus, the distribution and availability of vaccines, vaccine hesitancy, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the outbreak.

The effect of any border requirements, in addition to any other vaccine, testing, or mask mandates that go into effect may, amongst other things, (i) cause the Company’s employees to go to smaller employers, especially if any future mandates are only subject to larger employers, or leave the trucking industry altogether, (ii) result in logistical issues, increased expenses, and operational issues resulting from ensuring compliance with such mandates, such as the costs of arranging for COVID-19 tests for the Company’s unvaccinated employees, especially for the Company’s unvaccinated drivers, (iii) result in increased costs relating to recruiting and training of drivers, and (iv) result in decreased revenue and other operational issues if we are unable to recruit and retain drivers. Any such vaccine, testing, or mask mandate that is interpreted as to apply to commercial drivers would significantly reduce the pool of drivers available to us and the industry as a whole, exacerbating the current driver shortage even further. Accordingly, any vaccine, testing, or mask mandate, to the extent that it goes into effect, may have a material adverse effect on the Company’s business, the Company’s operations, and the Company’s financial condition and position.

Interest Rate Fluctuations. Future cash flows related to variable-rate financial liabilities could be impacted by changes in benchmark rates such as Bankers’ Acceptance or secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”). In addition, the Company is exposed to gains and losses arising from changes in interest rates through its derivative financial instruments carried at fair value.

Currency Fluctuations. The Company’s financial results are reported in U.S. dollars and a large portion of the Company’s revenue and operating costs are realized in currencies other than the U.S. dollar, primarily the Canadian dollar. The exchange rates between these currencies and the U.S. dollar have fluctuated in recent years and will likely continue to do so in the future. It is not possible to mitigate all exposure to fluctuations in foreign currency exchange rates. The results of operations are therefore affected by movements of these currencies against the U.S. dollar.

Management’s Discussion and Analysis

Price and Availability of Fuel. Fuel is one of the Company’s largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond the Company’s control, such as political events, commodity futures trading, currency fluctuations, natural and man-made disasters, terrorist activities and armed conflicts, any of which may lead to an increase in the cost of fuel. Fuel prices are also affected by the rising demand for fuel in developing countries and could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because the Company’s operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Company has fuel surcharge programs in place with a majority of the Company’s customers, which historically have helped the Company offset the majority of the negative impact of rising fuel prices, the Company also incurs fuel costs that cannot be recovered even with respect to customers with which the Company maintains fuel surcharge programs, such as those associated with non-revenue generating miles or time when the Company’s engines are idling. Moreover, the terms of each customer’s fuel surcharge program vary from one division to another, and the recoverability for fuel price increases varies as well. In addition, because the Company’s fuel surcharge recovery lags behind changes in fuel prices, the Company’s fuel surcharge recovery may not capture the increased costs the Company pays for fuel, especially when prices are rising. This could lead to fluctuations in the Company’s levels of reimbursement, such as has occurred in the past. There can be no assurance that such fuel surcharges can be maintained indefinitely or that they will be fully effective.

Insurance. The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Like many in the industry, the Company self-insures a significant portion of the claims exposure related to cargo loss, bodily injury, workers’ compensation and property damages. Due to the Company’s significant self-insured amounts, the Company has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts if the Company’s estimates are revised or claims ultimately prove to be in excess of the amounts originally assessed. Further, the Company’s self-insured retention levels could change and result in more volatility than in recent years.

The Company holds a fully-fronted policy of CAD $10 million limit per occurrence for automobile bodily injury, property damage and commercial general liability for its Canadian Insurance Program, subject to certain exceptions. The Company retains a deductible of US $2.25 million for certain U.S. subsidiaries on their primary US $5 million limit policies for automobile bodily injury and property damage, also subject to certain exceptions, and a 50% quota share deductible for the US $5 million limit in excess of US $5 million. The Company retains a deductible of US $1 million on its primary US $5 million limit policy for certain U.S. subsidiaries for commercial general liability. The Company retains deductibles of up to US $1 million per occurrence for workers’ compensation claims. The Company’s liability coverage has a total limit of US $100 million per occurrence for both its Canadian and U.S. divisions.

Although the Company believes its aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will chose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess, in addition to the Company’s other self-insured amounts. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits or retention amounts; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high premiums or because the claim is not covered by insurance which the Company has in place.

The Company accrues the costs of the uninsured portion of pending claims based on estimates derived from the Company’s evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends. Actual settlement of the Company’s retained claim liabilities could differ from its estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported. Due to the Company’s high retained amounts, it has significant exposure to fluctuations in the number and severity of claims. If the Company were required to accrue or pay additional amounts because its estimates are revised or the claims ultimately prove to be more severe than originally assessed, its financial condition and results of operations may be materially adversely affected.

Employee Relations. With the acquisition of UPS Freight and prior Canadian acquisitions, the Company has a substantial number of unionized employees in the U.S. and Canada. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company will be able to successfully extend or renegotiate the Company’s current collective agreements as they expire from time to time or that additional employees will not attempt to unionize.

Management’s Discussion and Analysis

The unionization of the Company’s employees in additional business units, adverse changes in terms under collective bargaining agreements, or actual or threatened strikes, work stoppages or slow downs, could have a material adverse effect on the Company’s business, customer retention, results of operations, financial condition and liquidity, and could cause significant disruption of, or inefficiencies in, its operations, because:

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restrictive work rules could hamper the Company’s ability to improve or sustain operating efficiency or could impair the Company’s service reputation and limit its ability to provide certain services;
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a strike or work stoppage could negatively impact the Company’s profitability and could damage customer and employee relationships;
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shippers may limit their use of unionized trucking companies because of the threat of strikes and other work stoppages;
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the Company could fail to extend or renegotiate its collective agreements or experience material increases in wages or benefits;
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disputes with the Company’s unions could arise; and
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an election and bargaining process could divert management’s time and attention from the Company’s overall objectives and impose significant expenses.

The Company’s collective agreements have a variety of expiration dates, to the last of which is in March 2028. In a small number of cases, the expiration date of the collective agreement has passed; in such cases, the Corporation is generally in the process of renegotiating the agreement. The Company cannot predict the effect which any new collective agreements or the failure to enter into such agreements upon the expiry of the current agreements may have on its operations.

The Company has limited experience with unionized employees in the U.S. There may be additional risks related to the increased number of unionized U.S. employees from the acquisition of UPS Freight. The impact the Company’s unionized operations could have on non-unionized operations is uncertain. On July 13, 2023, the Company reached an agreement with the US International Brotherhood of Teamster Union for the renewal of the Collective Bargaining Agreement. This new five-year agreement is subject to ratification by the employees.

Drivers. Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s fleet.

Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. The trucking industry periodically experiences a shortage of qualified drivers. The Company believes the shortage of qualified drivers and intense competition for drivers from other transportation companies will create difficulties in maintaining or increasing the number of drivers and may negatively impact the Company’s ability to engage a sufficient number of drivers, and the Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.

In addition, the Company and many other trucking companies suffer from a high turnover rate of drivers in the U.S. TL market. This high turnover rate requires the Company to continually recruit a substantial number of new drivers in order to operate existing revenue equipment. Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment, or the scarcity or growth of loans for students who seek financial aid for driving school. In addition, enrollment at driving schools may be further limited by COVID-19 social distancing requirements, vaccine, testing, and mask mandates, and other regulatory requirements that reduces the number of eligible drivers. The lack of adequate truck parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours of service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. The Company’s use of team-driven trucks for expedited shipments requires two drivers per truck, which further increases the number of drivers the Company must recruit and retain in comparison to operations that require one driver per truck. The Company also employs driver hiring standards, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient number of drivers, the Company could be forced to, among other things, adjust the Company’s compensation packages, increase the number of the Company’s trucks without drivers or operate with fewer trucks and face difficulty meeting shipper demands, any of which could adversely affect the Company’s growth and profitability.

Independent Contractors. The Company’s contracts with U.S. independent contractors are governed by U.S. federal leasing regulations, which impose specific requirements on the Company and the independent contractors. If more stringent state or U.S. federal leasing regulations are adopted, U.S. independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect the Company’s goal of maintaining its current fleet levels of independent contractors.

Management’s Discussion and Analysis

The Company provides financing to certain qualified Canadian independent contractors and financial guarantees to a small number of U.S. independent contractors. If the Company were unable to provide such financing or guarantees in the future, due to liquidity constraints or other restrictions, it may experience a decrease in the number of independent contractors it is able to engage. Further, if independent contractors the Company engages default under or otherwise terminate the financing arrangements and the Company is unable to find replacement independent contractors or seat the trucks with its drivers, the Company may incur losses on amounts owed to it with respect to such trucks.

Pursuant to the Company’s fuel surcharge program with independent contractors, the Company pays independent contractors with which it contracts a fuel surcharge that increases with the increase in fuel prices. A significant increase or rapid fluctuation in fuel prices could cause the Company’s costs under this program to be higher than the revenue the Company receives under its customer fuel surcharge programs.

U.S. tax and other regulatory authorities, as well as U.S. independent contractors themselves, have increasingly asserted that U.S. independent contractor drivers in the trucking industry are employees rather than independent contractors, and the Company’s classification of independent contractors has been the subject of audits by such authorities from time to time. U.S. federal and state legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. The most recent example being the Protecting the Rights to Organize (“PRO”) Act, which was passed by the U.S. House of Representatives and received by the U.S. Senate in March 2021 and remains with the U.S. Senate’s Committee on Health, Education, Labor, and Pensions. The PRO Act proposes to apply the “ABC Test” (described below) for classifying workers under Federal Fair Labor Standards Act claims. It is unknown whether any of the proposed legislation will become law or whether any industry-based exemptions from any resulting law will be granted. Additionally, U.S. federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, to extend the U.S. Fair Labor Standards Act to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some U.S. states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, courts in certain U.S. states have issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states.

In September 2019, California enacted a new law, A.B. 5 (“AB5”), that made it more difficult for workers to be classified as independent contractors (as opposed to employees). AB5 provides that the three-pronged “ABC Test” must be used to determine worker classifications in wage order claims. Under the ABC Test, a worker is presumed to be an employee and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria: (a) the worker is free from control and direction in the performance of services; (b) the worker is performing work outside the usual course of the business of the hiring company; and (c) the worker is customarily engaged in an independently established trade, occupation, or business. How AB5 will be enforced is still to be determined. In January 2021, however, the California Supreme Court ruled that the ABC Test could apply retroactively to all cases not yet final as of the date the original decision was rendered, April 2018. While it was set to enter into effect in January 2020, a U.S. federal judge in California issued a preliminary injunction barring the enforcement of AB5 on the trucking industry while the California Trucking Association (“CTA”) moves forward with its suit seeking to invalidate AB5. The Ninth Circuit rejected the reasoning behind the injunction in April 2021, ruling that AB5 is not pre-empted by U.S. federal law, but granted a stay of the AB5 mandate in June 2021 (preventing its application and temporarily continuing the injunction) while the CTA petitioned the United States Supreme Court (the “Supreme Court”) to review the decision. In November 2021, the Supreme Court requested that the U.S. solicitor general weigh in on the case. The injunction will remain in place until the Supreme Court makes a decision on whether to proceed in hearing the case. While the stay of the AB5 mandate provides temporary relief to the enforcement of AB5, it remains unclear how long such relief will last, and whether the CTA will ultimately be successful in invalidating the law. It is also possible AB5 will spur similar legislation in states other than California, which could adversely affect the Company’s results of operations and profitability.

U.S. class action lawsuits and other lawsuits have been filed against certain members of the Company’s industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. In addition, companies that use lease purchase independent contractor programs, such as the Company, have been more susceptible to reclassification lawsuits, and several recent decisions have been made in favor of those seeking to classify independent contractor truck drivers as employees. U.S. taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the independent contractors with whom the Company contracts are determined to be employees, the Company would incur additional exposure under U.S. federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and the Company’s business, financial condition and results of operations could be materially adversely affected. The Company has settled certain class action cases in Massachusetts and California in the past with independent contractors who alleged they were misclassified.

Acquisitions and Integration Risks. Historically, acquisitions have been a part of the Company’s growth strategy. The Company may not be able to successfully integrate acquisitions into the Company’s business, or may incur significant unexpected costs in doing so. Further, the process of integrating

Management’s Discussion and Analysis

acquired businesses may be disruptive to the Company’s existing business and may cause an interruption or reduction of the Company’s business as a result of the following factors, among others:

•
loss of drivers, key employees, customers or contracts;
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possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;
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failure to maintain or improve the safety or quality of services that have historically been provided;
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inability to retain, integrate, hire or recruit qualified employees;
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unanticipated environmental or other liabilities;
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risks of entering new markets or business offerings in which we have had no or only limited prior experience;
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failure to coordinate geographically dispersed organizations; and
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the diversion of management’s attention from the Company’s day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

Given the nature and size of UPS Freight, as well as the structure of the acquisition as a carveout from UPS, the acquisition of UPS Freight presents the following risks, in addition to risks noted elsewhere in these risk factors:

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a large portion of the business of UPS Freight prior to the acquisition was with affiliates of UPS. While there are transportation service agreements in effect with such affiliates of UPS, such affiliates may decide to reduce or eliminate business with the Company in the future and we have limited contractual protections to prevent the loss of such business;
•
some of the information and operating systems of UPS Freight were integrated with UPS prior to the acquisition. The Company is in the process of transitioning such systems and could experience disruptions during the transition or difficulty or delay in building its systems and personnel to operate them;
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the Company had limited experience in the U.S. LTL market prior to the acquisition and we may be unsuccessful in integrating UPS Freight and operating it profitably;
•
given the size and complexity of the acquired U.S. LTL operations of UPS Freight, management’s attention may be diverted from other areas of the Company; and
•
the Company acquired a substantial number of unionized U.S. employees in the acquisition and unionized employees present significant risks.

Anticipated cost savings, synergies, revenue enhancements or other benefits from any acquisitions that the Company undertakes may not materialize in the expected timeframe or at all. The Company’s estimated cost savings, synergies, revenue enhancements and other benefits from acquisitions are subject to a number of assumptions about the timing, execution and costs associated with realizing such synergies. Such assumptions are inherently uncertain and are subject to a wide variety of significant business, economic and competition risks. There can be no assurance that such assumptions will turn out to be correct and, as a result, the amount of cost savings, synergies, revenue enhancements and other benefits the Company actually realizes and/or the timing of such realization may differ significantly (and may be significantly lower) from the ones the Company estimated, and the Company may incur significant costs in reaching the estimated cost savings, synergies, revenue enhancements or other benefits. Further, management of acquired operations through a decentralized approach may create inefficiencies or inconsistencies.

Many of the Company’s recent acquisitions have involved the purchase of stock of existing companies. These acquisitions, as well as acquisitions of substantially all of the assets of a company, may expose the Company to liability for actions taken by an acquired business and its management before the Company’s acquisition. The due diligence the Company conducts in connection with an acquisition and any contractual guarantees or indemnities that the Company receives from the sellers of acquired companies may not be sufficient to protect the Company from, or compensate the Company for, actual liabilities. The representations made by the sellers expire at varying periods after the closing. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect the Company’s results of operations, financial condition and liquidity.

The Company continues to review acquisition and investment opportunities in order to acquire companies and assets that meet the Company’s investment criteria, some of which may be significant. Depending on the number of acquisitions and investments and funding requirements, the Company may need to raise substantial additional capital and increase the Company’s indebtedness. Instability or disruptions in the capital markets, including credit markets, or the deterioration of the Company’s financial condition due to internal or external factors, could restrict or prohibit access to the capital markets and could also increase the Company’s cost of capital. To the extent the Company raises additional capital through the sale of equity, equity-linked or convertible debt securities, the issuance of such securities could result in dilution to the Company’s existing shareholders. If the Company raises additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions and costs on the Company’s operations. Additional capital, if required, may not be available on acceptable terms or at all. If the Company is unable to obtain additional capital at a reasonable cost, the Company may be required to forego potential acquisitions, which could impair the execution of the Company’s growth strategy.

The Company routinely evaluates its operations and considers opportunities to divest certain of its assets. In addition, the Company faces competition for acquisition opportunities. This external competition may hinder the Company’s ability to identify and/or consummate future acquisitions successfully. There

Management’s Discussion and Analysis

is also a risk of impairment of acquired goodwill and intangible assets. This risk of impairment to goodwill and intangible assets exists because the assumptions used in the initial valuation, such as interest rates or forecasted cash flows, may change when testing for impairment is required.

There is no assurance that the Company will be successful in identifying, negotiating, consummating or integrating any future acquisitions. If the Company does not make any future acquisitions, or divests certain of its operations, the Company’s growth rate could be materially and adversely affected. Any future acquisitions the Company does undertake could involve the dilutive issuance of equity securities or the incurring of additional indebtedness.

Growth. There is no assurance that in the future, the Company’s business will grow substantially or without volatility, nor is there any assurance that the Company will be able to effectively adapt its management, administrative and operational systems to respond to any future growth. Furthermore, there is no assurance that the Company’s operating margins will not be adversely affected by future changes in and expansion of its business or by changes in economic conditions or that it will be able to sustain or improve its profitability in the future.

Environmental Matters. The Company uses storage tanks at certain of its Canadian and U.S. transportation terminals. Canadian and U.S. laws and regulations generally impose potential liability on the present and former owners or occupants or custodians of properties on which contamination has occurred, as well as on parties who arranged for the disposal of waste at such properties. Although the Company is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on it, certain of the Company’s current or former facilities have been in operation for many years and over such time, the Company or the prior owners, operators or custodians of the properties may have generated and disposed of wastes which are or may be considered hazardous. Liability under certain of these laws and regulations may be imposed on a joint and several basis and without regard to whether the Company knew of, or was responsible for, the presence or disposal of these materials or whether the activities giving rise to the contamination was legal when it occurred. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect the Company’s ability to sell or rent that property. If the Company incurs liability under these laws and regulations and if it cannot identify other parties which it can compel to contribute to its expenses and who are financially able to do so, it could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the Company will not be required at some future date to incur significant costs or liabilities pursuant to environmental laws, or that the Company’s operations, business or assets will not be materially affected by current or future environmental laws.

The Company’s transportation operations and its properties are subject to extensive and frequently-changing federal, provincial, state, municipal and local environmental laws, regulations and requirements in Canada, the United States and Mexico relating to, among other things, air emissions, the management of contaminants, including hazardous substances and other materials (including the generation, handling, storage, transportation and disposal thereof), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management and control of real estate.

Environmental laws may authorize, among other things, federal, provincial, state and local environmental regulatory agencies to issue orders, bring administrative or judicial actions for violations of environmental laws and regulations or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation and injunctive relief. These agencies may also, among other things, revoke or deny renewal of the Company’s operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations and impose environmental assessment, removal of contamination, follow up or control procedures.

Environmental Contamination. The Company could be subject to orders and other legal actions and procedures brought by governmental or private parties in connection with environmental contamination, emissions or discharges. If the Company is involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances the Company transports, if soil or groundwater contamination is found at the Company’s current or former facilities or results from the Company’s operations, or if the Company is found to be in violation of applicable laws or regulations, the Company could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on the Company’s business and operating results.

Key Personnel. The future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personnel possess valuable knowledge about the transportation and logistics industry and their knowledge of and relationships with the Company’s key customers and vendors would be difficult to replace. The loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel or, in the event of their departure, to develop or attract new personnel of equal quality.

Dependence on Third Parties. Certain portions of the Company’s business are dependent upon the services of third-party capacity providers, including other transportation companies. For that portion of the Company’s business, the Company does not own or control the transportation assets that deliver the customers’ freight, and the Company does not employ the people directly involved in delivering the freight. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. These third-party providers seek other freight opportunities and may require increased

Management’s Discussion and Analysis

compensation in times of improved freight demand or tight trucking capacity. The Company’s inability to secure the services of these third parties could significantly limit the Company’s ability to serve its customers on competitive terms. Additionally, if the Company is unable to secure sufficient equipment or other transportation services to meet the Company’s commitments to its customers or provide the Company’s services on competitive terms, the Company’s operating results could be materially and adversely affected. The Company’s ability to secure sufficient equipment or other transportation services is affected by many risks beyond the Company’s control, including equipment shortages in the transportation industry, particularly among contracted carriers, interruptions in service due to labor disputes, changes in regulations impacting transportation and changes in transportation rates.

Loan Default. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, contain certain restrictions and other covenants relating to, among other things, funded debt, distributions, liens, investments, acquisitions and dispositions outside the ordinary course of business and affiliate transactions. If the Company fails to comply with any of its financing arrangement covenants, restrictions and requirements, the Company could be in default under the relevant agreement, which could cause cross-defaults under other financing arrangements. In the event of any such default, if the Company failed to obtain replacement financing or amendments to or waivers under the applicable financing arrangement, the Company may be unable to pay dividends to its shareholders, and its lenders could cease making further advances, declare the Company’s debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on the Company’s operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If debt acceleration occurs, economic conditions may make it difficult or expensive to refinance the accelerated debt or the Company may have to issue equity securities, which would dilute share ownership. Even if new financing is made available to the Company, credit may not be available to the Company on acceptable terms. A default under the Company’s financing arrangements could result in a materially adverse effect on its liquidity, financial condition and results of operations. As at the date hereof, the Company is in compliance with all of its debt covenants and obligations.

Credit Facilities. The Company has significant ongoing capital requirements that could affect the Company’s profitability if the Company is unable to generate sufficient cash from operations and/or obtain financing on favorable terms. The trucking industry and the Company’s trucking operations are capital intensive, and require significant capital expenditures annually. The amount and timing of such capital expenditures depend on various factors, including anticipated freight demand and the price and availability of assets. If anticipated demand differs materially from actual usage, the Company’s trucking operations may have too many or too few assets. Moreover, resource requirements vary based on customer demand, which may be subject to seasonal or general economic conditions. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with such turn ins, particularly during times of a softer used equipment market, either of which could have a materially adverse effect on the Company’s profitability.

The Company’s indebtedness may increase from time to time in the future for various reasons, including fluctuations in results of operations, capital expenditures and potential acquisitions. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, mature on various dates, ranging from 2024 to 2043. There can be no assurance that such agreements governing the Company’s indebtedness will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favorable terms to the Company. The Company’s ability to pay dividends to shareholders and ability to purchase new revenue equipment may be adversely affected if the Company is not able to renew the Credit Facility or the Term Loan or arrange refinancing of any indebtedness, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to the Company than at present. If the Company is unable to generate sufficient cash flow from operations and obtain financing on terms favorable to the Company in the future, the Company may have to limit the Company’s fleet size, enter into less favorable financing arrangements or operate the Company’s revenue equipment for longer periods, any of which may have a material adverse effect on the Company’s operations.

Increased prices for new revenue equipment, design changes of new engines, decreased availability of new revenue equipment and future use of autonomous trucks could have a material adverse effect on the Company’s business, financial condition, operations, and profitability.

The Company is subject to risk with respect to higher prices for new equipment for its trucking operations. The Company has experienced an increase in prices for new trucks in recent years, and the resale value of the trucks has not increased to the same extent. Prices have increased and may continue to increase, due to, among other reasons, (i) increases in commodity prices; (ii) U.S. government regulations applicable to newly-manufactured trucks, trailers and diesel engines; (iii) the pricing discretion of equipment manufacturers; and (iv) component and supply chain issues that limit availability of new equipment and increase prices. Increased regulation has increased the cost of the Company’s new trucks and could impair equipment productivity, in some cases, resulting in lower fuel mileage, and increasing the Company’s operating expenses. Further regulations with stricter emissions and efficiency requirements have been proposed that would further increase the Company’s costs and impair equipment productivity. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles could increase the Company’s costs or otherwise adversely affect the Company’s business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design and operations requirements. Furthermore, future use of autonomous trucks could increase the price of new trucks and decrease the value of used non-autonomous trucks. The Company’s business could be harmed if it is unable to continue to obtain an adequate supply of new trucks and trailers for these

Management’s Discussion and Analysis

or other reasons. As a result, the Company expects to continue to pay increased prices for equipment and incur additional expenses for the foreseeable future.

Truck and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts. Currently, truck and trailer manufacturers are experiencing significant shortages of semiconductor chips and other component parts and supplies, including steel, forcing many manufacturers to curtail or suspend their production, which has led to a lower supply of trucks and trailers, higher prices, and lengthened trade cycles, which could have a material adverse effect on the Company’s business, financial condition, and results of operations, particularly the Company’s maintenance expense and driver retention.

The Company has certain revenue equipment leases and financing arrangements with balloon payments at the end of the lease term equal to the residual value the Company is contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers. If the Company does not purchase new equipment that triggers the trade-back obligation, or the equipment manufacturers do not pay the contracted value at the end of the lease term, the Company could be exposed to losses equal to the excess of the balloon payment owed to the lease or finance company over the proceeds from selling the equipment on the open market.

The Company has trade-in and repurchase commitments that specify, among other things, what its primary equipment vendors will pay it for disposal of a certain portion of the Company’s revenue equipment. The prices the Company expects to receive under these arrangements may be higher than the prices it would receive in the open market. The Company may suffer a financial loss upon disposition of its equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, it does not enter into definitive agreements that reflect favorable equipment replacement or trade-in terms, it fails to or is unable to enter into similar arrangements in the future, or it does not purchase the number of new replacement units from the vendors required for such trade-ins.

Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used trucks, availability of financing, presence of buyers for export and commodity prices for scrap metal. These and any impacts of a depressed market for used equipment could require the Company to dispose of its revenue equipment below the carrying value. This leads to losses on disposal or impairments of revenue equipment, when not otherwise protected by residual value arrangements. Deteriorations of resale prices or trades at depressed values could cause losses on disposal or impairment charges in future periods.

Difficulty in obtaining goods and services from the Company’s vendors and suppliers could adversely affect its business.

The Company is dependent upon its vendors and suppliers for certain products and materials. The Company believes that it has positive vendor and supplier relationships and it is generally able to obtain acceptable pricing and other terms from such parties. If the Company fails to maintain positive relationships with its vendors and suppliers, or if its vendors and suppliers are unable to provide the products and materials it needs or undergo financial hardship, the Company could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons. As a consequence, the Company’s business and operations could be adversely affected.

Customer and Credit Risks. The Company provides services to clients primarily in Canada, the United States and Mexico. The concentration of credit risk to which the Company is exposed is limited due to the significant number of customers that make up its client base and their distribution across different geographic areas. Furthermore, no client accounted for more than 5% of the Company’s total accounts receivable for the year ended December 31, 2023. Generally, the Company does not have long-term contracts with its major customers. Accordingly, in response to economic conditions, supply and demand factors in the industry, the Company’s performance, the Company’s customers’ internal initiatives or other factors, the Company’s customers may reduce or eliminate their use of the Company’s services, or may threaten to do so in order to gain pricing and other concessions from the Company.

Economic conditions and capital markets may adversely affect the Company’s customers and their ability to remain solvent. The customers’ financial difficulties can negatively impact the Company’s results of operations and financial condition, especially if those customers were to delay or default in payment to the Company. For certain customers, the Company has entered into multi-year contracts, and the rates the Company charges may not remain advantageous.

Availability of Capital. If the economic and/or the credit markets weaken, or the Company is unable to enter into acceptable financing arrangements to acquire revenue equipment, make investments and fund working capital on terms favorable to it, the Company’s business, financial results and results of operations could be materially and adversely affected. The Company may need to incur additional indebtedness, reduce dividends or sell additional shares in order to accommodate these items. A decline in the credit or equity markets and any increase in volatility could make it more difficult for the Company to obtain financing and may lead to an adverse impact on the Company’s profitability and operations.

Information Systems. The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating system is critical to understanding customer demands, accepting and planning loads, dispatching equipment and drivers and billing and collecting for the Company’s services.

Management’s Discussion and Analysis

The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.

The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural disasters, such as fires, storms, and floods, which may increase in frequency and severity due to climate change, as well as other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, power loss, telecommunications failure, terrorist attacks and Internet failures. The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.

Litigation. The Company’s business is subject to the risk of litigation by employees, customers, vendors, government agencies, shareholders and other parties. The outcome of litigation is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by the Company’s insurance, and there can be no assurance that the Company’s coverage limits will be adequate to cover all amounts in dispute. In the United States, where the Company has growing operations, many trucking companies have been subject to class-action lawsuits alleging violations of various federal and state wage laws regarding, among other things, employee classification, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants. The Company may at some future date be subject to such a class-action lawsuit. In addition, the Company may be subject, and has been subject in the past, to litigation resulting from trucking accidents. The number and severity of litigation claims may be worsened by distracted driving by both truck drivers and other motorists. To the extent the Company experiences claims that are uninsured, exceed the Company’s coverage limits, involve significant aggregate use of the Company’s self-insured retention amounts or cause increases in future funded premiums, the resulting expenses could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Remote Work. The Company has, and will continue to have, a portion of its employees that work from home full-time or under flexible work arrangements, which exposes the Company to additional cybersecurity risks. Employees working remotely may expose the Company to cybersecurity risks through: (i) unauthorized access to sensitive information as a result of increased remote access, including employees' use of Company-owned and personal devices and videoconferencing functions and applications to remotely handle, access, discuss or transmit confidential information, (ii) increased exposure to phishing and other scams as cybercriminals may, among other things, install malicious software on the Company's systems and equipment and access sensitive information, and (iii) violation of international, federal, or state-specific privacy laws. The Company believes that the increased number of employees working remotely has incrementally increased the cyber risk profile of the Company, but the Company is unable to predict the extent or impacts of those risks at this time. A significant disruption of our information technology systems, unauthorized access or a loss of confidential information, or legal claims resulting from a privacy law could have a material adverse effect on the Company.

Internal Control. Beginning with the year ended December 31, 2021, the Company is required, pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, to furnish a report by management on the effectiveness of its internal control over financial reporting. In addition, the Company’s independent registered public accounting firm must report on its evaluation of the Company’s internal control over financial reporting. The Company reported material weaknesses as of December 31, 2021 which were remediated in 2022 such that the 2022 evaluation of internal controls over financial reporting were effective. If the Company fails to comply with Section 404 of the Sarbanes-Oxley Act and does not maintain effective internal controls in the future, it could result in a material misstatement of the Company’s financial statements, which could cause investors to lose confidence in the Company’s financial statements and cause the trading price of the Common Shares to decline.

Material Transactions. The Company has acquired numerous companies pursuant to its acquisition strategy and, in addition, has sold business units, including the sale in February 2016 of its then-Waste Management segment for CAD $800 million. The Company buys and sells business units in the normal course of its business. Accordingly, at any given time, the Company may consider, or be in the process of negotiating, a number of potential acquisitions and dispositions, some of which may be material in size. In connection with such potential transactions, the Company regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers and buyers, and conducts extensive due diligence as applicable. These potential transactions may relate to some or all of the Company’s four reportable segments, that is, TL, Logistics, LTL, and Package and Courier. The Company’s active acquisition and disposition strategy requires a significant amount of management time and resources. Although the Company complies with its disclosure obligations under applicable securities laws, the announcement

Management’s Discussion and Analysis

of any material transaction by the Company (or rumors thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Company cannot predict the reaction of the market, or of the Company’s stakeholders, customers or competitors, to the announcement of any such material transaction or to rumors thereof.

Dividends and Share Repurchases. The payment of future dividends and the amount thereof is uncertain and is at the sole discretion of the Board of Directors of the Company and is considered each quarter. The payment of dividends is dependent upon, among other things, operating cash flow generated by the Company, its financial requirements for operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration and payment of dividends. Similarly, any future repurchase of shares by the Company is at the sole discretion of the Board of Directors and is dependent on the factors described above. Any future repurchase of shares by the Company is uncertain.

Attention on Environmental, Social and Governance (ESG) Matters. Companies are facing increasing attention from stakeholders relating to ESG matters, including environmental stewardship, social responsibility, and diversity and inclusion. Organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative sentiment toward the Company, which could have a negative impact on the Company's stock price.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include establishing the fair value of intangible assets related to business combinations, determining estimates and assumptions related to impairment tests for goodwill, determining estimates and assumptions related to the accrued benefit obligation, and determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations. These estimates and assumptions are based on management’s best estimates and judgments. Key drivers in critical estimates are as follows:

Fair value of intangible assets related to business combinations

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Projected future cash flows
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Acquisition specific discount rate
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Attrition rate established from historical trends

Accrued benefit obligation

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Discount rates
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Salary growth
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Mortality tables

Self-Insurance and litigations

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Historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims
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Third party evaluations

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

CHANGES IN ACCOUNTING POLICIES

Adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time beginning on or after January 1, 2024, and have been applied in preparing the audited consolidated financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

Management’s Discussion and Analysis

These new standards did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

To be adopted in future periods

The following new standards and amendments to standards are not yet effective for the year ended December 31, 2024, and have not been applied in preparing the unaudited condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements (IFRS 18)

Further information can be found in note 3 of the March 31, 2024, unaudited condensed consolidated interim financial statements.

CONTROLS AND PROCEDURES

In compliance with the provisions of Canadian Securities Administrators’ National Instrument 52-109 and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has filed certificates signed by the President and Chief Executive Officer (“CEO”) and by the Chief Financial Officer (“CFO”) that, among other things, report on:

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their responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company; and
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the design of disclosure controls and procedures and the design of internal controls over financial reporting.

Disclosure controls and procedures

The President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (as defined in National Instrument 52-109 and Rule 13a-15(e) and 15d-15(e) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

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material information relating to the Company is made known to the CEO and CFO by others; and
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information required to be disclosed by the Company in its filings, under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

As at March 31, 2024, an evaluation was carried out under the supervision of the CEO and CFO, of the design and operating effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were appropriately designed as at March 31, 2024.

Management’s Annual Report on Internal Controls over Financial Reporting

The CEO and CFO have also designed internal control over financial reporting (as defined in National Instrument 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2023, an evaluation was carried out, under the supervision of the CEO and the CFO, of the effectiveness of the Company’s internal control over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the Company’s internal control over financial reporting were appropriately designed and operating effectively as at December 31, 2023. The control framework used to design the Company’s internal controls over financial reporting is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

The Company's internal controls over financial reporting as of December 31, 2023 has been audited by KPMG LLP, the Company’s registered public accounting firm that audited the consolidated financial statements and is included with the Company’s consolidated financial statements. KPMG LLP has concluded the Company has maintained effective internal control over financial reporting as of December 31, 2023.

Limitation on scope of design

As permitted under the relevant securities rules, the Company has limited the scope of its evaluation of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of JHT as it was not acquired more than 365 days before the end of the

Management’s Discussion and Analysis

financial period to which the CEO and CFO certificates relate. For the year ended December 31, 2023, JHT constituted 3.3% of current assets, 7.2% of long term assets, 4.3% of current liabilities, 3.1% of long term liabilities, 3.0% of revenue, and 4.5% of net income.

The Company is required to and will include JHT in its disclosure controls and procedures and internal controls over financial reporting beginning in the third quarter of 2024.

Changes in internal controls over financial reporting

No changes were made to the Company’s internal controls over financial reporting during the quarter ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.